Exhibit 99.1

2023 INTERIM REPORT For identification purposes only XPeng Inc. NYSE : XPEV HKEX : 9868 (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

CONTENTS Key Achievements Management Discussion and Analysis Report on Review of Interim Financial Statements Unaudited Condensed Consolidated Balance Sheet Unaudited Condensed Consolidated Statement of Comprehensive Loss Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Equity Unaudited Condensed Consolidated Statement of Cash Flows Notes to the Unaudited Condensed Consolidated Interim Financial Statements General Information Corporate Information Definitions 2 4 11 12 15 17 19 22 92 109 111

Key Achievements 2 XPeng Inc. OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2023 • Total deliveries of vehicles were 41,435 in the six months ended June 30, 2023, representing a decrease of 39.9% from 68,983 in the six months ended June 30, 2022. • XPENG’s physical sales network had a total of 411 stores as of June 30, 2023. • XPENG self-operated charging station network reached 1,024 stations, including 824 XPENG self-operated supercharging stations and 200 destination charging stations as of June 30, 2023. • Total revenues were RMB9.10 billion in the six months ended June 30, 2023, representing a decrease of 38.9% from RMB14.89 billion in the six months ended June 30, 2022. • Revenues from vehicle sales were RMB7.94 billion in the six months ended June 30, 2023, representing a decrease of 43.0% from RMB13.94 billion in the six months ended June 30, 2022. • Gross margin was negative 1.4% in the six months ended June 30, 2023, compared with 11.6% in the six months ended June 30, 2022. • Vehicle margin, which is gross profit or loss of vehicle sales as a percentage of vehicle sales revenues, was negative 5.9% in the six months ended June 30, 2023, compared with 9.7% in the six months ended June 30, 2022. • Net loss was RMB5.14 billion in the six months ended June 30, 2023, compared with RMB4.40 billion in the six months ended June 30, 2022. Excluding share-based compensation expenses, non-GAAP net loss was RMB4.88 billion in the six months ended June 30, 2023, compared with RMB3.99 billion in the six months ended June 30, 2022. • Net loss attributable to ordinary shareholders of XPENG was RMB5.14 billion in the six months ended June 30, 2023, compared with RMB4.40 billion in the six months ended June 30, 2022. Excluding share-based compensation expenses, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB4.88 billion in the six months ended June 30, 2023, compared with RMB3.99 billion in the six months ended June 30, 2022. • Basic and diluted net loss per American depositary share (ADS) were both RMB5.97 and basic and diluted net loss per ordinary share were both RMB2.98 for the six months ended June 30, 2023. Each ADS represents two Class A ordinary shares. • Non-GAAP basic and diluted net loss per ADS were both RMB5.67 and non-GAAP basic and diluted net loss per ordinary share were both RMB2.83 for the six months ended June 30, 2023. • Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB33.74 billion as of June 30, 2023, compared with RMB38.25 billion as of December 31, 2022. Time deposits include restricted short-term deposits, short-term deposits, restricted long-term deposits, current portion and non-current portion of long-term deposits.NTS

3 2 0 2 3 INTERIM REPORT Key Achievements RECENT DEVELOPMENTS Deliveries in July 2023 • Total deliveries were 11,008 vehicles in July 2023. • As of July 31, 2023, year-to-date total deliveries were 52,443 vehicles. Deliveries in August 2023 • Total deliveries were 13,690 vehicles in August 2023. • As of August 31, 2023, year-to-date total deliveries were 66,133 vehicles. Appointment of Vice President Mr. Jiaming Wu (“Mr. Wu”) has been appointed as the vice president of finance and accounting of the Company. Prior to joining the Company, Mr. Wu served as the vice president and chief financial officer of SAIC-GM-Wuling Automotive Co., Ltd. from July 2022 to May 2023. Mr. Wu served as the vice president and chief financial officer of PT SGMW Motor Indonesia from July 2019 to June 2022. From April 2017 to June 2019, Mr. Wu worked as a finance manager at the US headquarters of General Motors Company. From July 2012 to March 2017, Mr. Wu worked as a regional finance manager at General Motors International Operations (GMIO). Mr. Wu received his master’s degree in business administration from Yale University in 2012, and his bachelor’s degree in economics from Shanghai University of International Business and Economics in 2006. Launch of the G6 On June 29, 2023, XPENG announced the official launch of its G6 Ultra Smart Coupe SUV, the Company’s inaugural model based on its next-generation technology architecture, SEPA2.0, in China. Deliveries of the G6 commenced in July 2023 for customers in China. Forming Long-term Strategic Partnership with the Volkswagen Group On July 26, 2023, XPENG and the Volkswagen Group (“Volkswagen”) entered into a framework agreement on strategic technical collaboration and a share purchase agreement for a strategic minority investment by Volkswagen in the Company for an expected total consideration of approximately US$700 million in cash. For details, please refer to the announcement of the Company dated July 26, 2023. XPENG to Expand in A-class Smart EV Segment through Strategic Partnership with DiDi On August 27, 2023, XPENG announced its strategy to accelerate the adoption of Smart EVs and technologies through a strategic partnership with DiDi Global Inc. (“DiDi”), the world’s leading mobility technology platform. For details, please refer to the announcement of the Company dated August 28, 2023.

Management Discussion and Analysis 4 XPeng Inc. FINANCIAL REVIEW Total revenues were RMB9.10 billion in the six months ended June 30, 2023, representing a decrease of 38.9% from RMB14.89 billion in the six months ended June 30, 2022. Revenues from vehicle sales were RMB7.94 billion in the six months ended June 30, 2023, representing a decrease of 43.0% from RMB13.94 billion in the six months ended June 30, 2022. The year-over-year decrease was mainly attributable to lower vehicle deliveries and discontinuation of new energy vehicle subsidy. Revenues from services and others were RMB1.16 billion in the six months ended June 30, 2023, representing an increase of 21.4% from RMB0.95 billion in the six months ended June 30, 2022. The year-over-year increase was mainly attributable to the increase of parts and services sales, which was in line with higher accumulated vehicle sales. Cost of sales was RMB9.23 billion in the six months ended June 30, 2023, representing a decrease of 29.9% from RMB13.17 billion in the six months ended June 30, 2022. The year-over-year decrease was mainly in line with vehicle deliveries as described above, offset by the inventory write-downs and losses on inventory purchase commitments amounting to RMB0.20 billion related to the G3i as management lowered its forecasted sales due to stronger-than-expected market demands for newly launched vehicle models. Gross margin was negative 1.4% in the six months ended June 30, 2023, compared with 11.6% in the six months ended June 30, 2022. Vehicle margin was negative 5.9% in the six months ended June 30, 2023, compared with 9.7% in the six months ended June 30, 2022. The year-over-year decrease was explained by (i) the inventory write-downs and losses on inventory purchase commitments related to the G3i, with a negative impact of 2.5 percentage points on vehicle margin in the six months ended June 30, 2023, and (ii) increased sales promotions, and the expiry of new energy vehicle subsidies mentioned above. Research and development expenses were RMB2.66 billion in the six months ended June 30, 2023, representing an increase of 7.1% from RMB2.49 billion in the six months ended June 30, 2022. The year-over-year increase was mainly due to higher expenses related to the development of new vehicle models as the Company expanded its product portfolio to support future growth. Selling, general and administrative expenses were RMB2.93 billion in the six months ended June 30, 2023, representing a decrease of 11.4% from RMB3.31 billion in the six months ended June 30, 2022. The year-over-year decrease was primarily attributable to the reduction in commission paid to the franchised stores and lower marketing and advertising expenses. Loss from operations was RMB5.68 billion in the six months ended June 30, 2023, compared with RMB4.01 billion in the six months ended June 30, 2022.

5 2 0 2 3 INTERIM REPORT Management Discussion and Analysis Non-GAAP loss from operations, which excludes share-based compensation expenses, was RMB5.42 billion in the six months ended June 30, 2023, compared with RMB3.60 billion in the six months ended June 30, 2022. Net loss was RMB5.14 billion in the six months ended June 30, 2023, compared with RMB4.40 billion in the six months ended June 30, 2022. Non-GAAP net loss, which excludes share-based compensation expenses, was RMB4.88 billion in the six months ended June 30, 2023, compared with RMB3.99 billion in the six months ended June 30, 2022. Net loss attributable to ordinary shareholders of XPENG was RMB5.14 billion in the six months ended June 30, 2023, compared with RMB4.40 billion in the six months ended June 30, 2022. Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses, was RMB4.88 billion in the six months ended June 30, 2023, compared with RMB3.99 billion in the six months ended June 30, 2022. Basic and diluted net loss per ADS were both RMB5.97 in the six months ended June 30, 2023, compared with RMB5.16 in the six months ended June 30, 2022. Non-GAAP basic and diluted net loss per ADS were both RMB5.67 in the six months ended June 30, 2023, compared with RMB4.68 in the six months ended June 30, 2022. LIQUIDITY AND CAPITAL RESOURCES The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB5.14 billion and RMB4.40 billion for the six months ended June 30, 2023 and 2022, respectively. Accumulated deficit amounted to RMB30.47 billion as of June 30, 2023. Net cash used in operating activities was approximately RMB6.22 billion and RMB2.29 billion for the six months ended June 30, 2023 and 2022, respectively. The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of the Group’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. With the completion of its initial public offering and follow-on offering on New York Stock Exchange in August and December 2020, the Group received the net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of RMB11.41 billion and RMB15.98 billion, respectively. In July 2021, with the completion of its global offering, including the Hong Kong Public Offering and the International Offering, on Hong Kong Stock Exchange, the Group received the net proceeds, after deducting the underwriting discounts and commissions, of HKD15.82 billion.

6 XPeng Inc.

Management Discussion and Analysis

As of June 30, 2023, the balance of cash and cash equivalents, restricted cash, excluding RMB0.03 billion (December 31, 2022: RMB0.02 billion) restricted as to withdrawal or use for legal disputes, short-term investments and time deposits was RMB33.71 billion (December 31, 2022: RMB38.23 billion).

The following table provides information regarding our cash flows for the six months ended June 30, 2023 and 2022:

	For the Six Months Ended June 30,	
	2023	2022
	(RMB in thousands)	
Cash, cash equivalents and restricted cash at beginning of the period	**14,714,046**	11,634,881
Net cash used in operating activities	**(6,221,971)**	(2,286,271)
Net cash provided by (used in) investing activities	**726,625**	(1,795,442)
Net cash provided by financing activities	**2,451,746**	1,723,814
Effects of exchange rate changes on cash, cash equivalents and restricted cash	**15,873**	30,588
Net decrease in cash, cash equivalents and restricted cash	**(3,027,727)**	(2,327,311)
Cash, cash equivalents and restricted cash at end of the period	**11,686,319**	9,307,570

INTEREST-BEARING BANK AND OTHER BORROWINGS

Short-term Bank Loans

As of June 30, 2023, the Group had short-term borrowings from banks in the PRC of RMB4.26 billion in aggregate. The effective interest rate of these borrowings was 2.75% per annum. As of December 31, 2022, the Group had short-term borrowings from banks in the PRC of RMB2.42 billion in aggregate. The effective interest rate of these borrowings was 3.53% per annum. Certain short-term bank loans were collateralized by a pledge of short-term deposits with carrying values of RMB1.01 billion as of June 30, 2023, which were classified as "Restricted short-term deposits".

Long-term Bank and Other Loans

In May 2017, Zhaoqing Xiaopeng Automobile Co., Ltd.* (肇慶小鵬汽車有限公司) obtained a facility, specified for financing the expenditures of the construction of Zhaoqing manufacturing plant, of up to RMB1.60 billion from Zhaoqing High-tech Zone Construction Investment Development Co., Ltd. ("**Zhaoqing High-tech Zone**"). In December 2020, RMB0.80 billion out of the RMB1.60 billion loans from Zhaoqing High-tech Zone was repaid and concurrently a borrowing equivalent to RMB0.80 billion was obtained from a bank in the PRC, with a maturity date from December 18, 2020 to December 17, 2028. In 2021, the principal amount of RMB0.70 billion out of the RMB0.80 billion loans from Zhaoqing High-tech Zone had been repaid before the original due date, and the remaining RMB0.10 billion loans will mature on January 31, 2028.

7 2 0 2 3 INTERIM REPORT Management Discussion and Analysis As a result, the balance of the loans due to Zhaoqing High-tech Zone amounted to RMB0.10 billion as of June 30, 2023 and December 31, 2022. The bank loans amounted to RMB0.78 billion and RMB0.78 billion as of June 30, 2023 and December 31, 2022, respectively. The effective interest rate of the loans from Zhaoqing High-tech Zone and the bank was 4.90% and 4.98% per annum as of June 30, 2023 and December 31, 2022, respectively. In July 2021, Guangzhou Xiaopeng New Energy Automobile Co., Ltd.* () obtained a facility, specified for financing the expenditures of the construction of Guangzhou manufacturing plant, of up to RMB1.12 billion from a bank in the PRC. As of June 30, 2023 and December 31, 2022, the bank loans were RMB0.84 billion and RMB0.80 billion with an effective interest rate of 5.12% and 5.30% per annum, respectively. For the six months ended June 30, 2023 and 2022, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Guangzhou manufacturing plant or to reduce the related interest expenses as incurred, upon the acceptance of subsidy application by the local government, if any. In September 2021, Xiaopeng Automobile Central China (Wuhan) Co., Ltd.* () obtained a facility, specified for financing the expenditures of the construction of Wuhan manufacturing plant, of up to RMB3.00 billion from a syndicate of banks in the PRC. As of June 30, 2023 and December 31, 2022, the bank loans were RMB1.95 billion and RMB1.71 billion with an effective interest rate of 4.55% and 4.35% per annum, respectively. For the six months ended June 30, 2023 and 2022, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Wuhan manufacturing plant, upon the acceptance of subsidy application by the local government, if any. In March 2023 and September 2022, Zhaoqing Xiaopeng Automobile Co., Ltd.* () obtained facilities, specified for financing the expenditures of operations, from banks in the PRC. As of June 30, 2023 and December 31, 2022, the bank loans were RMB1.45 billion and RMB0.77 billion with effective interest rates of 3.27% and 3.35% per annum, respectively. In September 2022, Zhaoqing Xiaopeng New Energy Investment Co., Ltd.* () obtained a facility, specified for financing the expenditures of operations, from a bank in the PRC. As of June 30, 2023 and December 31, 2022, the bank loans were RMB0.44 billion and RMB0.40 billion with effective interest rates of 3.36% and 3.35% per annum, respectively. In 2022, Guangzhou Xiaopeng Automobile Finance Leasing Co. Ltd.* () completed the launch of asset-backed securitizations by issuing senior debt securities to investors, which are collateralized by installment payment receivables. The proceeds from the issuance of senior debt securities amounting to RMB1.50 billion were reported as securitization debt. The securities were repaid as collections on the underlying collateralized assets occur and the amounts were included in “Long-term borrowings, current portion” or “Long-term borrowings” according to the contractual maturities of the debt securities. As of June 30, 2023, the balance of current and non-current portion of the asset-backed securities are RMB0.41 billion and RMB0.03 billion, respectively. As of December 31, 2022, the balance of current and non-current portion of asset-backed securities were RMB0.64 billion and RMB0.18 billion, respectively.

8 XPeng Inc. Management Discussion and Analysis As of June 30, 2023, all of the bank loans and other borrowings of the Group were denominated in RMB and bore fixed and floating interest rate, and the Group had not been in violation of any of the covenants pursuant to the applicable agreement(s) entered with the lenders. TREASURY POLICY If the Group determines that its cash requirements exceed the amount of cash and cash equivalents it has on hand at the time, it may seek to issue equity or debt securities or obtain credit facilities. PLEDGE OF ASSETS As of June 30, 2023, the Group pledged restricted deposits of RMB2.24 billion (December 31, 2022: RMB0.11 billion) for bank borrowings and the issuance of letter of guarantee, bank notes, legal disputes and others. Certain manufacturing buildings of Guangzhou and Zhaoqing plants and the land use right of the Wuhan plant were secured for the long-term bank loan with a total appraised value of RMB0.99 billion (December 31, 2022: RMB0.99 billion). GEARING RATIO Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined to include short-term borrowings, current and non-current portion of long-term borrowings which are all interest-bearing borrowings. As of June 30, 2023, the gearing ratio of the Group is 31.4% (December 31, 2022: 21.1%). MATERIAL INVESTMENTS For the six months ended June 30, 2023, the Group did not make any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of June 30, 2023). As of June 30, 2023, the Group did not have other plans for material investments and capital assets. CAPITAL COMMITMENTS AND CAPITAL EXPENDITURE As of June 30, 2023, the Group had capital commitments amounting to RMB1.17 billion for the acquisition of property, plant and equipment, which was primarily for Guangzhou, Zhaoqing and Wuhan plants, and RMB0.62 billion for other investments. CONTINGENT LIABILITIES As of June 30, 2023, the Group did not have any material contingent liabilities.

9 2 0 2 3 INTERIM REPORT Management Discussion and Analysis MATERIAL ACQUISITION AND DISPOSAL Save as disclosed in this report, for the six months ended June 30, 2023, the Group did not have any material acquisitions and disposals of subsidiaries, associates and joint ventures. RISK MANAGEMENT Foreign Exchange Risk The Group uses Renminbi as its reporting currency. Most of the Group’s revenues and expenses are denominated in Renminbi, while the Group also has certain portion of cash denominated in the U.S. dollar from its financing activities. The functional currency of the Company and subsidiaries in the United States and Hong Kong is the U.S. dollar. The functional currency of subsidiaries in the PRC, the variable interest entity (“VIE”) and the VIE’ s subsidiaries is the Renminbi. The Group’s exposure to U.S. dollars exchanges rate fluctuation mainly arises from the Renminbi-denominated cash and cash equivalents and other receivables held by the Group and its subsidiaries whose functional currency is U.S. dollars and the U.S. dollar-denominated other receivables held by the Group and its subsidiaries whose functional currency is Renminbi. The Group may enter into hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. During the six months ended June 30, 2023, the Group did not enter into foreign exchange forward contracts. As of June 30, 2023, the Group did not hold any foreign exchange forward contracts for hedging purposes. To the extent that the Group needs to convert U.S. dollars into Renminbi for its operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that the Group receives from the conversion. Conversely, if the Group decides to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on its Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to the Group. Interest Rate Risk The Group’s interest rate risk arises from investments and borrowings. Investments in both fixed rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Borrowings in both fixed rate and floating rate carry a degree of interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk, while borrowings issued at variable rates expose the Group to cash flow interest rate risk. The Group had not used any financial instrument to hedge its exposure to interest rate risk.

10 XPeng Inc. Management Discussion and Analysis EMPLOYEES AND REMUNERATION POLICIES The following table sets forth the breakdown of the Group’s employees by function as of June 30, 2023: Function Number of Employees Research and development 5,715 Sales and marketing 5,537 Manufacturing 2,641 General and administration 88 Operation 444 Total 14,425 The Group primarily recruits the employees through recruitment agencies, on-campus job fairs, referrals, and online channels including the Company’s corporate website and social networking platforms. The Group has adopted a training policy, pursuant to which technology, corporate culture, leadership and other trainings are regularly provided to the Group’s employees by internal speakers and third-party consultants. The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group has purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of its employees. BUSINESS OUTLOOK While macro uncertainties persist into the second half of 2023, we believe the near-term challenges will not change the long-term growth trajectory in the Smart EV market in China. We are convinced that our upcoming suite of new products will increasingly showcase XPENG’s unswerving long-term investment in advancing electrification and critical smart technologies. We will continue to drive innovation in our software and hardware products and offer consumers smart electric vehicles that deliver an unparalleled combination of leading-edge technology, brilliant design and an exceptional smart driving experience.

Report on Review of Interim Financial Statements 11 2 0 2 3 INTERIM REPORT To the Board of Directors of XPeng Inc. (incorporated in the Cayman Islands with limited liability) Introduction We have reviewed the interim financial statements set out on pages 12 to 91, which comprise the condensed consolidated balance sheet of XPeng Inc. (the “Company”) and its subsidiaries (together, the “Group”) as of June 30, 2023 and the condensed consolidated statement of comprehensive loss, the condensed consolidated statement of changes in shareholders’ equity and the condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial statements to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America (“U.S. GAAP”). The directors of the Company are responsible for the preparation and presentation of these interim financial statements in accordance with U.S. GAAP. Our responsibility is to express a conclusion on these interim financial statements based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Scope of Review We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements of the Group are not prepared, in all material respects, in accordance with U.S. GAAP. PricewaterhouseCoopers Certified Public Accountants Hong Kong, August 18, 2023

Unaudited Condensed Consolidated Balance Sheet (All amounts in thousands, except for share and per share data) XPeng Inc. 12 As of June 30, As of December 31, 2023 2022 Note RMB RMB ASSETS Current assets Cash and cash equivalents 2(f) 11,010,447 14,607,774 Restricted cash 2(g) 675,872 106,272 Short-term deposits 2(h) 11,220,840 14,921,688 Restricted short-term deposits 17 1,010,000 — Short-term investments 2(j), 5 462,598 1,262,129 Long-term deposits, current portion 2(h) 4,887,318 427,466 Accounts and notes receivable, net 6 3,593,413 3,872,846 Installment payment receivables, net, current portion 12 1,533,143 1,294,665 Inventory 7 3,572,087 4,521,373 Amounts due from related parties 25 25,562 47,124 Prepayments and other current assets 8 2,364,098 2,466,084 Total current assets 40,355,378 43,527,421 Non-current assets Long-term deposits 2(h) 3,927,324 6,926,450 Restricted long-term deposits 17 550,000 — Property, plant and equipment, net 9 11,364,376 10,606,745 Right-of-use assets, net 1,776,965 1,954,618 Intangible assets, net 10 1,085,643 1,042,972 Land use rights, net 11 2,811,804 2,747,854 Installment payment receivables, net 12 2,262,552 2,188,643 Long-term investments 13 2,455,199 2,295,032 Other non-current assets 14 95,423 201,271 Total non-current assets 26,329,286 27,963,585 Total assets 66,684,664 71,491,006

2 0 2 3 INTERIM REPORT 13 Unaudited Condensed Consolidated Balance Sheet (All amounts in thousands, except for share and per share data) As of June 30, As of December 31, 2023 2022 Note RMB RMB LIABILITIES Current liabilities Short-term borrowings 17 4,259,210 2,419,210 Accounts and notes payable 15 11,306,075 14,222,856 Amounts due to related parties 25 30,468 91,111 Operating lease liabilities, current portion 450,129 490,811 Finance lease liabilities, current portion 98,997 128,279 Deferred revenue, current portion 20 429,348 389,243 Long-term borrowings, current portion 17 622,607 761,859 Accruals and other liabilities 16 6,203,300 5,583,829 Income taxes payable 32,289 27,655 Total current liabilities 23,432,423 24,114,853 Non-current liabilities Long-term borrowings 17 5,388,395 4,613,057 Operating lease liabilities 1,731,421 1,854,576 Finance lease liabilities 802,685 797,743 Deferred revenue 20 698,206 694,006 Other non-current liabilities 18 1,958,571 2,506,106 Total non-current liabilities 10,579,278 10,465,488 Total liabilities 34,011,701 34,580,341 Commitments and contingencies 26

XPeng Inc. 14 Unaudited Condensed Consolidated Balance Sheet (All amounts in thousands, except for share and per share data) As of June 30, As of December 31, 2023 2022 Note RMB RMB SHAREHOLDERS’ EQUITY Class A Ordinary shares (US$0.00001 par value; 9,250,000,000 and 9,250,000,000 shares authorized, 1,382,395,427 and 1,376,693,799 shares issued, 1,374,675,343 and 1,371,774,629 shares outstanding as of June 30, 2023 and December 31, 2022, respectively) 21 92 92 Class B Ordinary shares (US$0.00001 par value, 750,000,000 and 750,000,000 shares authorized, 348,708,257 and 348,708,257 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively) 21 21 21 Additional paid-in capital 60,950,227 60,691,019 Statutory and other reserves 18,812 6,425 Accumulated deficit (30,472,526) (25,330,916) Accumulated other comprehensive income 2,176,337 1,544,024 Total shareholders’ equity 32,672,963 36,910,665 Total liabilities and shareholders’ equity 66,684,664 71,491,006 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Comprehensive Loss (All amounts in thousands, except for share and per share data) 2 0 2 3 INTERIM REPORT 15 For the Six Months Ended June 30, 2023 2022 Note RMB RMB Revenues Vehicle sales 19 7,938,304 13,937,312 Services and others 19 1,157,812 953,971 Total revenues 9,096,116 14,891,283 Cost of sales(1) Vehicle sales (8,405,064) (12,581,226) Services and others (821,411) (589,968) Total cost of sales (9,226,475) (13,171,194) Gross (loss) profit (130,359) 1,720,089 Operating expenses(1) Research and development expenses 2(p) (2,662,961) (2,486,237) Selling, general and administrative expenses 2(q) (2,930,245) (3,306,088) Total operating expenses (5,593,206) (5,792,325) Other income, net 2(s) 48,005 60,987 Loss from operations (5,675,560) (4,011,249) Interest income 603,378 495,450 Interest expenses (129,674) (42,145) Fair value gain on derivative assets or derivative liabilities — 65,962 Fair value loss on long-term investments 13 (30,264) (1,380) Exchange gain (loss) from foreign currency transactions 44,746 (891,922) Other non-operating income, net 10,288 1,157 Loss before income tax expenses and share of results of equity method investees (5,177,086) (4,384,127) Income tax expenses 23 (14,374) (14,159) Share of results of equity method investees 13 49,850 (3,363) Net loss (5,141,610) (4,401,649) Net loss attributable to ordinary shareholders of XPeng Inc. (5,141,610) (4,401,649)

XPeng Inc. 16 Unaudited Condensed Consolidated Statement of Comprehensive Loss (All amounts in thousands, except for share and per share data) For the Six Months Ended June 30, 2023 2022 Note RMB RMB Net loss (5,141,610) (4,401,649) Other comprehensive income Foreign currency translation adjustment, net of tax 632,313 1,824,489 Total comprehensive loss attributable to XPeng Inc. (4,509,297) (2,577,160) Comprehensive loss attributable to ordinary shareholders of XPeng Inc. (4,509,297) (2,577,160) Weighted average number of ordinary shares used in computing net loss per ordinary share Basic and diluted 24 1,722,728,620 1,705,649,044 Net loss per ordinary share attributable to ordinary shareholders Basic and diluted 24 (2.98) (2.58) (1) Share-based compensation was allocated in cost of sales and operating expenses as follows: For the Six Months Ended June 30, 2023 2022 Note RMB RMB Cost of sales 1,269 1,144 Selling, general and administrative expenses 97,506 178,043 Research and development expenses 160,433 229,821 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Equity (All amounts in thousands, except for share and per share data) 2 0 2 3 INTERIM REPORT 17 Additional Paid-in Capital Statutory and other reserves Accumulated Other Comprehensive Income Accumulated Deficit Total Shareholders’ Equity Ordinary Shares Treasury Shares Shares Par Value Shares Par Value Note RMB RMB RMB RMB RMB RMB RMB Balance as of December 31, 2022 1,725,402,056 114 (4,919,170) (1) 60,691,019 6,425 1,544,024 (25,330,916) 36,910,665 Share-based compensation 22 — — — — 259,208 — — — 259,208 Issuance of treasury shares 21 5,609,128 — (5,609,128) — — — — — — Transfer from treasury shares to outstanding ordinary shares for vested RSUs 21 — — 2,808,214 — — — — — — Issuance of ordinary shares for vested RSUs 21 92,500 — — — — — — — — Foreign currency translation adjustment, net of tax — — — — — — 632,313 — 632,313 Net loss — — — — — — — (5,141,610) (5,141,610) Appropriations to reserves — — — — — 12,387 — — 12,387 Balance as of June 30, 2023 1,731,103,684 114 (7,720,084) (1) 60,950,227 18,812 2,176,337 (30,472,526) 32,672,963

XPeng Inc. 18 Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Equity (All amounts in thousands, except for share and per share data) Additional Paid-in Capital Statutory and other reserves Accumulated Other Comprehensive (Loss) Income Accumulated Deficit Total Shareholders’ Equity Ordinary Shares Treasury Shares Shares Par Value Shares Par Value Note RMB RMB RMB RMB RMB RMB RMB Balance as of December 31, 2021 1,712,757,328 113 (11,871,690) (1) 59,980,534 6,047 (1,648,549) (16,191,566) 42,146,578 Share-based compensation 22 — — — — 409,008 — — — 409,008 Issuance of treasury shares 21 6,330,484 — (6,330,484) — — — — — — Transfer from treasury shares to outstanding ordinary shares for vested RSUs 21 — — 6,181,206 — — — — — — Issuance of ordinary shares for vested RSUs 21 1,555,380 — — — — — — — — Foreign currency translation adjustment, net of tax — — — — — — 1,824,489 — 1,824,489 Net loss — — — — — — — (4,401,649) (4,401,649) Balance as of June 30, 2022 1,720,643,192 113 (12,020,968) (1) 60,389,542 6,047 175,940 (20,593,215) 39,978,426 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Cash Flows (All amounts in thousands, except for share and per share data) 2 0 2 3 INTERIM REPORT 19 For the Six Months Ended June 30, 2023 2022 Note RMB RMB Cash flows from operating activities Net loss (5,141,610) (4,401,649) Adjustments to reconcile net loss to net cash used in operating activities: Depreciation of property, plant and equipment 9 623,073 444,352 Amortization of intangible assets 10 81,819 13,329 Amortization of right-of-use assets 131,240 151,744 Amortization of land use rights 11 24,061 26,338 (Gain) Loss on disposal of property, plant and equipment (6,760) 806 Loss of disposal of intangible asset 306 — Impairment of property, plant and equipment 46,699 6,149 Impairment of intangible assets 10 — 22,875 Current expected credit loss of accounts and notes receivable 2(i) 2,105 12,099 Current expected credit loss of installment payment receivables 2(i) 16,366 21,520 Current expected credit loss of other current assets 2(i) 5,773 1,389 Inventory write-downs 7 353,090 23,217 Exchange (gain) loss from foreign currency transactions (44,746) 891,922 Interest income (137,962) (148,916) Share-based compensation 22 259,208 409,008 Fair value gain on derivative assets or derivative liabilities — (65,962) Fair value loss on long-term investments 13 30,264 1,380 Share of results of equity method investees 13 (49,850) 3,363 Changes in operating assets and liabilities: Accounts and notes receivable 277,328 (725,209) Inventory 413,169 (1,725,102) Amounts due from related parties 21,562 (135,805) Prepayments and other current assets 110,717 204,234 Other non-current assets 64,811 15,297 Accounts and notes payable (2,916,781) 3,129,097 Deferred revenue 20 44,305 114,211 Operating lease liabilities (117,424) (150,882) Accruals and other liabilities (54,877) (3,913) Other non-current liabilities 65,242 135,581 Installment payment receivables (328,753) (546,749) Amounts due to related parties 1,020 (24,919) Income taxes payable 4,634 14,924 Net cash used in operating activities (6,221,971) (2,286,271)

XPeng Inc. 20 Unaudited Condensed Consolidated Statement of Cash Flows (All amounts in thousands, except for share and per share data) For the Six Months Ended June 30, 2023 2022 Note RMB RMB Cash flows from investing activities Maturities of short-term deposits 3,122,810 5,745,174 Maturities of short-term investments 827,742 416,625 Placement of long-term deposits (1,750,000) (5,315,646) Purchase of property, plant and equipment (1,242,582) (2,047,140) Receipt of government subsidy related to assets 35,458 114,213 Maturities of derivative assets or derivative liabilities — 17,357 Purchase of intangible assets (98,075) (16,591) Disposal of property, plant and equipment 45,041 40,695 Purchase of land use rights (88,011) (281,631) Prepayment for acquisition of assets — (37,311) Cash paid for long-term investments (125,758) (431,187) Net cash provided by (used in) investing activities 726,625 (1,795,442)

2 0 2 3 INTERIM REPORT 21 Unaudited Condensed Consolidated Statement of Cash Flows (All amounts in thousands, except for share and per share data) For the Six Months Ended June 30, 2023 2022 Note RMB RMB Cash flows from financing activities Proceeds from borrowings 4,377,264 1,993,471 Repayments of borrowings (1,901,178) (261,650) Repayments of debt from third party investors — (6,400) Repayments of finance lease liabilities (24,340) — Payments of listing expenses — (1,607) Net cash provided by financing activities 2,451,746 1,723,814 Effects of exchange rate changes on cash, cash equivalents and restricted cash 15,873 30,588 Net decrease in cash, cash equivalents and restricted cash (3,027,727) (2,327,311) Cash, cash equivalents and restricted cash at beginning of the period 14,714,046 11,634,881 Cash, cash equivalents and restricted cash at end of the period 11,686,319 9,307,570 Supplemental disclosure of cash flows information Cash paid for interest, net of amounts capitalized (149,337) (56,031) Acquisition of property, plant and equipment included in liabilities 1,305,498 1,095,378 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 22 1. Organization and Nature of Operations (a) General Information XPeng Inc. (“XPeng” or the “Company”) was incorporated under the laws of the Cayman Islands on December 27, 2018, as an exempted company with limited liability. The Company, its subsidiaries and consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (“VIEs”, also refer to VIE and its subsidiaries as a whole, where appropriate) are collectively referred to as the “Group”. The Group designs, develops and delivers smart electric vehicles. It manufactures all vehicles through its own plants in Zhaoqing, Guangzhou and Wuhan. As of June 30, 2023, its primary operations are conducted in the People’s Republic of China (“PRC”). The condensed consolidated financial statements comprise the condensed consolidated balance sheet as of June 30, 2023 and the condensed consolidated statement of comprehensive loss, the condensed consolidated statement of changes in shareholders’ equity and the condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information (collectively defined as the “Interim Financial Statements”). (b) Initial Public Offering and Global Offering In August and December 2020, the Company completed its initial public offering (“IPO”) and follow-on offering (“FO”) on the New York Stock Exchange (“NYSE”). In July 2021, the Company completed its global offering (“Global Offering”), including the Hong Kong Public Offering and the International Offering, on the Hong Kong Stock Exchange (“HKEX”).

2023 INTERIM REPORT 23

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations (continued)

(c) Principal subsidiaries and VIEs

As of June 30, 2023, the Company's principal subsidiaries and VIEs are as follows:

Principal subsidiaries	Place of incorporation	Date of incorporation or acquisition	Issued and fully paid share capital	Equity interest held	Principal activities
Guangzhou Chengxing Zhidong Automotive Technology Co., Ltd. ("**Chengxing**")	PRC	January 09, 2015	RMB3,222,800	100%	Investment holding
Guangzhou Xiaopeng Motors Technology Co., Ltd. ("**Xiaopeng Technology**")	PRC	May 12, 2016	RMB6,126,316	100%	Design and technology development
Guangzhou Xiaopeng Automobile Manufacturing Co., Ltd.	PRC	April 07, 2017	RMB150,000	100%	Design and technology development
Zhaoqing Xiaopeng New Energy Investment Co., Ltd. ("**Zhaoqing Xiaopeng New Energy**")[(1)]	PRC	February 13, 2020	RMB7,500,000	100%	Manufacturing of vehicles
Zhaoqing Xiaopeng Automobile Co., Ltd. ("**Zhaoqing XPeng**")	PRC	May 18, 2017	RMB9,000,000	100%	Manufacturing of vehicles
Xiaopeng Motors Sales Co., Ltd. ("**Xiaopeng Motors Sales**")	PRC	January 08, 2018	RMB3,500,000	100%	Vehicle wholesale and retail
Beijing Xiaopeng Automobile Co., Ltd. ("**Beijing Xiaopeng**")	PRC	April 28, 2018	RMB50,000	100%	Vehicle wholesale and retail, design and technology development
Beijing Xiaopeng Automobile Sales Service Co., Ltd.	PRC	November 09, 2020	RMB10,000	100%	Vehicle wholesale and retail
Shenzhen Xiaopeng Automobile Sales Service Co., Ltd.	PRC	August 06, 2018	RMB50,000	100%	Vehicle wholesale and retail
Hangzhou Zhipeng Automobile Sales Service Co., Ltd.	PRC	April 10, 2019	RMB10,000	100%	Vehicle wholesale and retail

24 XPeng Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations (continued)

(c) Principal subsidiaries and VIEs (continued)

Principal subsidiaries	Place of incorporation	Date of incorporation or acquisition	Issued and fully paid share capital	Equity interest held	Principal activities
Guangzhou Xiaopeng Automatic Driving Technology Co., Ltd.	PRC	November 18, 2019	RMB600,000	100%	Technology development
Guangzhou Xiaopeng Smart Charging Technology Co., Ltd.	PRC	June 22, 2020	RMB4,742,000	100%	Smart charging technology development
Xiaopeng Automobile Central China (Wuhan) Co., Ltd. ("**Wuhan Xiaopeng**")	PRC	April 30, 2021	RMB1,270,000	100%	Technology development and vehicle retail
Shanghai Xiaopeng Motors Technology Co., Ltd. ("**Shanghai Xiaopeng**")	PRC	February 12, 2018	RMB50,000	100%	Technology development and vehicle retail
XPeng Huitian Holding Limited	BVI	October 12, 2020	–	100%	Investment holding
XPeng Dogotix Holding Limited	BVI	January 05, 2021	–	100%	Investment holding
XPeng (Hong Kong) Limited	Hong Kong	February 12, 2019	–	100%	Investment holding

(1) On February 13, 2020, Zhaoqing Xiaopeng New Energy was established by (i) Zhaoqing XPeng, which is a wholly owned subsidiary of the Company, and (ii) Zhaoqing Kunpeng Motor Technology Co., Ltd. ("**Zhaoqing Kunpeng**"), which is jointly owned by two shareholders of the Company. Each of Zhaoqing XPeng and Zhaoqing Kunpeng subscribed for 50% of the equity interest of Zhaoqing Xiaopeng New Energy, with Zhaoqing Kunpeng's capital contribution representing an amount of RMB0 Yuan. Zhaoqing Xiaopeng New Energy holds a license for the manufacture of EVs and smart EVs which was approved by the Ministry of Industry and Information Technology ("**MIIT**"). Pursuant to the terms of the arrangement, Zhaoqing Kunpeng does not have substantive participating rights to and is not entitled to any economic interest in Zhaoqing Xiaopeng New Energy. Therefore, Zhaoqing Xiaopeng New Energy has historically been consolidated by the Company as Zhaoqing XPeng substantially controls the entity's assets and operating activities and bears fully all risks and rewards of ownership.

2023 INTERIM REPORT 25

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations (continued)

(c) Principal subsidiaries and VIEs (continued)

(1) (continued)

On February 13, 2020, Zhaoqing XPeng and Zhaoqing Kunpeng entered into a share transfer agreement, among which Zhaoqing Kunpeng agreed to transfer the 50% of the equity interest in Zhaoqing Xiaopeng New Energy to Zhaoqing XPeng at the price of the higher of (i) RMB1 Yuan or (ii) the capital injection actually paid by Zhaoqing Kunpeng upon the earlier of (i) the removal of the PRC foreign investment restrictions in the whole-unit vehicle industry; or (ii) December 31, 2022.

Effective from January 1, 2022, the PRC foreign investment restrictions in the whole-unit vehicle industry were removed. Therefore, on January 4, 2022, Zhaoqing Kunpeng transferred its 50% equity interest in Zhaoqing Xiaopeng New Energy to Zhaoqing XPeng for a total cash consideration of RMB1 Yuan, after which Zhaoqing Xiaopeng New Energy become the Company's indirect wholly owned subsidiary. This transfer did not affect the continued consolidation of financial statements of Zhaoqing Xiaopeng New Energy by the Company.

(2) The English names of the subsidiaries and VIEs represent the best effort by the management of the Company in translating its Chinese names as they do not have official English name.

	Place of incorporation	Date of incorporation or acquisition	Principal activities
VIEs			
Guangzhou Zhipeng IoV Technology Co., Ltd. ("**Zhipeng IoV**") (Note 1(c)(i))	PRC	May 23, 2018	Business of development and the operation of an Internet of Vehicles network
Guangzhou Yidian Zhihui Chuxing Technology Co., Ltd. ("**Yidian Chuxing**") (Note 1(c)(ii))	PRC	May 24, 2018	Business of provision of online-hailing services through online platform
Guangzhou Xintu Technology Co., Ltd. ("**Xintu Technology**") (Note 1(c)(i))	PRC	April 27, 2021	Surveying and mapping
Guangdong Intelligent Insurance Agency Co., Ltd. ("**GIIA**", formerly known as Qingdao Miaobao Insurance Agency Co., Ltd.) (Note 1(c)(iii))	PRC	July 22, 2022	Insurance agency
VIEs' subsidiary			
Jiangsu Zhipeng Kongjian Information Technology Co., Ltd. ("**Zhipeng Kongjian**", formerly known as Jiangsu Zhitu Technology Co., Ltd., a subsidiary of Xintu Technology) (Note 1(c)(i))	PRC	June 23, 2021	Surveying and mapping

XPeng Inc. 26 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 1. Organization and Nature of Operations (continued) (c) Principal subsidiaries and VIEs (continued) (2) (continued) (i) Zhipeng IoV which is primarily engaged in the business of development and the operation of an Internet of Vehicles network was established by two shareholders of the Company (the “Zhipeng IoV’s Nominee Shareholders”) on May 23, 2018. On May 28, 2018, Xiaopeng Technology, Zhipeng IoV, and Zhipeng IoV’s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner’s rights over Zhipeng IoV. These agreements provide the Company, as the only shareholder of Xiaopeng Technology, with a controlling financial interest under ASC 810 in Zhipeng IoV to direct the activities that most significantly impact Zhipeng IoV’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Zhipeng IoV. Management concluded that Zhipeng IoV is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Zhipeng IoV and shall consolidate the financial results of Zhipeng IoV in the Group’s unaudited condensed consolidated financial statements under U.S. GAAP. On April 27, 2021, Zhipeng IoV established Xintu Technology and became the only shareholder of Xintu Technology. On June 23, 2021, Xintu Technology acquired 100% of the equity interest of Zhipeng Kongjian which possesses surveying and mapping qualification certificate, which is determined to be an asset acquisition (Note 10(ii)). On August 12, 2021, Guangzhou Kuntu Technology Co., Ltd. (“Kuntu Technology”), a company controlled by the Zhipeng IoV’s Nominee Shareholders, acquired 100% of the equity interest of Xintu Technology from Zhipeng IoV. On the same day, Xiaopeng Technology, Xintu Technology and Kuntu Technology entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner’s rights over Xintu Technology. These agreements provide the Company, as the only shareholder of Xiaopeng Technology, with a controlling financial interest under ASC 810 in Xintu Technology to direct the activities that most significantly impact Xintu Technology’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Xintu Technology. Management concluded that Xintu Technology is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Xintu Technology and shall consolidate the financial results of Xintu Technology in the Group’s unaudited condensed consolidated financial statements under U.S. GAAP. As of June 30, 2023, Xintu Technology did not have significant operations, nor any material assets or liabilities.

2 0 2 3 INTERIM REPORT 27 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 1. Organization and Nature of Operations (continued) (c) Principal subsidiaries and VIEs (continued) (2) (continued) (i) (continued) On September 6, 2021, Xiaopeng Technology (wholly owned by the Company) acquired 50% equity interests in Zhipeng IoV from Zhipeng IoV’s Nominee Shareholders. At the same time, the aforementioned contractual agreements had been modified to reflect the change of equity interests in Zhipeng IoV. Xiaopeng Technology, Zhipeng IoV, and Zhipeng IoV’s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner’s rights over Zhipeng IoV. These agreements, coupled with its 50% equity interest, results in the Company, being the VIE’s primary beneficiary, with a controlling financial interest under ASC 810 in Zhipeng IoV, to direct the activities that most significantly impact Zhipeng IoV’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Zhipeng IoV. Accordingly, the Company continued to consolidate the financial results of Zhipeng IoV under U.S. GAAP. As of June 30, 2023, Zhipeng IoV did not have significant operations, nor any material assets or liabilities. (ii) Yidian Chuxing which is primarily engaged in the business of provision of online-hailing services through online platform was established by two shareholders of the Company (the “Yidian Chuxing‘s Nominee Shareholders”) on May 24, 2018. On May 28, 2018, Guangzhou Xiaopeng Zhihui Chuxing Technology Co., Ltd, (“Xiaopeng Chuxing”), Yidian Chuxing, and Yidian Chuxing‘s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Chuxing to exercise the equity owner’s rights over Yidian Chuxing. These agreements provide the Company, as the only shareholder of Xiaopeng Chuxing, with a controlling financial interest under ASC 810 in Yidian Chuxing to direct the activities that most significantly impact Yidian Chuxing’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Yidian Chuxing. Management concluded that Yidian Chuxing is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Yidian Chuxing and shall consolidate the financial results of Yidian Chuxing in the Group’s unaudited condensed consolidated financial statements under U.S. GAAP. On September 10, 2021, Xiaopeng Chuxing (wholly owned by the Company) acquired 50% equity interests in Yidian Chuxing from Yidian Chuxing’s Nominee Shareholders. At the same time, the aforementioned contractual agreements have been modified to reflect the change of equity interests in Yidian Chuxing. Xiaopeng Chuxing, Yidian Chuxing, and Yidian Chuxing’s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Chuxing to exercise the equity owner’s rights over Yidian Chuxing. These agreements, coupled with its 50% equity interest, results in the Company, being the VIE’s primary beneficiary, with a controlling financial interest under ASC 810 in Yidian Chuxing, to direct the activities that most significantly impact Yidian Chuxing’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Yidian Chuxing. Accordingly, the Company continued to consolidate the financial results of Yidain Chuxing under U.S. GAAP. As of June 30, 2023, Yidian Chuxing did not have significant operations, nor any material assets or liabilities.

XPeng Inc. 28 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 1. Organization and Nature of Operations (continued) (c) Principal subsidiaries and VIEs (continued) (2) (continued) (iii) GIIA, primarily engaged in the business of insurance agency services and established in 2007, was acquired by Guangzhou Xuetao Enterprise Management Co., Ltd. (“Guangzhou Xuetao”), a company jointly established by the senior vice president of the Company and his spouse (the “GIIA’s Nominee Shareholders”). On July 22, 2022, Xiaopeng Motors Sales (wholly owned by the Company), Guangzhou Xuetao and GIIA’s Nominee Shareholders entered into a cooperation agreement that Guangzhou Xuetao irrevocably authorized Xiaopeng Motors Sales to exercise the 100% equity owner’s rights over GIIA. The agreement provides the Company, as the only shareholder of Xiaopeng Motors Sales, with a controlling financial interest under ASC 810 in GIIA to direct the activities that most significantly impact GIIA’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from GIIA. As a result of this contractual arrangement, management concluded that GIIA is a VIE of the Company and the Company is the ultimate primary beneficiary of GIIA and shall consolidate the financial results of GIIA in the Group’s unaudited condensed consolidated financial statements under U.S. GAAP. As of June 30, 2023, GIIA did not have significant operations, nor any material assets or liabilities. (d) Liquidity The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB5,141,610 and RMB4,401,649 for the six months ended June 30, 2023 and 2022, respectively. Accumulated deficit amounted to RMB30,472,526 and RMB25,330,916 as of June 30, 2023 and December 31, 2022, respectively. Net cash used in operating activities was approximately RMB6,221,971 and RMB2,286,271 for the six months ended June 30, 2023 and 2022, respectively. The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of the Group’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. With the completion of its IPO and FO on NYSE in August and December 2020, the Group received the net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of RMB11,409,248 and RMB15,980,227, respectively. In July 2021, with the completion of its Global Offering on HKEX, the Group further received the net proceeds, after deducting the underwriting discounts and commissions, of HKD15,823,315. As of June 30, 2023, the Group’s balance of cash and cash equivalents, restricted cash, excluding RMB26,523 restricted as to withdrawal or use for legal disputes, short-term deposits, restricted short-term deposits, short-term investments, and current portion of long-term deposits was RMB29,240,552.

2 0 2 3 INTERIM REPORT 29 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 1. Organization and Nature of Operations (continued) (d) Liquidity (continued) Management has concluded that its existing balance of cash and cash equivalents, short-term deposits, restricted short-term deposits, short-term investments and current portion of long-term deposits as of June 30, 2023, provide the Group with sufficient liquidity to meet its working capital requirements and contractual (including debt) obligations for the next twelve months following the issuance of the unaudited condensed consolidated financial statements. Accordingly, the unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. 2. Summary of Significant Accounting Policies (a) Basis of presentation The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of June 30, 2023, results of operations and cash flows for the six months ended June 30, 2023 and 2022. The consolidated balance sheet as of December 31, 2022 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2022. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Results for the six months ended June 30, 2023 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

XPeng Inc. 30 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (b) Principles of consolidation The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs for which the Company is the ultimate primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation. A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power: has the power to appoint or remove the majority of the members of the board of directors (the “Board”): to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders. A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Company’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. (c) Use of estimates The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s unaudited condensed consolidated financial statements primarily include, but are not limited to, the determination of performance obligations and allocation of transaction price to those performance obligations, the determination of warranty cost, lower of cost and net realizable value of inventory, losses on purchase commitments relating to inventory, assessment for impairment of long-lived assets and intangible assets, useful lives and residual values of long-lived assets and finite-lived intangible assets, recoverability of receivables, valuation of deferred tax assets, determination of share-based compensation expenses, determination of the fair value of derivative assets or liabilities arising from forward exchange contracts, determination of the fair value of debt investments accounted for under the fair value option model as well as subsequent adjustments due to significant observable price changes for equity investments without readily determinable fair values and not accounted for by the equity method. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

2 0 2 3 INTERIM REPORT 31 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (d) Functional currency and foreign currency translation The Company uses Renminbi (“RMB”) as its reporting currency. The functional currencies of the Company and its subsidiaries which are incorporated in the Cayman Islands, British Virgin Islands, United States, Hong Kong and other regions is United States dollars (“US$”) or their respective local currencies, while the functional currencies of the other subsidiaries and VIEs which are incorporated in the PRC are RMB. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters. Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the unaudited condensed consolidated statement of comprehensive loss. The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income in the unaudited condensed consolidated statement of comprehensive loss, and the accumulated currency translation adjustments are presented as a component of accumulated other comprehensive income or loss in the unaudited condensed consolidated statement of changes in shareholders’ equity. (e) Fair value Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

XPeng Inc. 32 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (e) Fair value (continued) The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows: Level I — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured. Level II — Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level II valuation techniques. Level III — Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability. The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset. When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term deposits, restricted short-term deposits, short-term investments, accounts and notes receivable, installment payment receivables, long-term deposits, restricted long-term deposits, long-term investments, derivative assets, other assets, accounts and notes payable, short-term borrowings, finance lease liabilities, operating lease liabilities, accruals and other liabilities, derivative liabilities and long-term borrowings. As of June 30, 2023 and December 31, 2022, the carrying values of these financial instruments, except for other non-current assets, non-current portion of long-term deposits, restricted long-term deposit, non-current portion of long-term borrowings, and non-current portion of lease liabilities, approximated their respective fair values due to the short-term maturity of these instruments.

2 0 2 3 INTERIM REPORT 33 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (e) Fair value (continued) Financial assets and liabilities that are measured at fair value on a recurring basis consist of short-term investments, equity investments with readily determinable fair values, debt investments that are accounted for under the fair value option model and derivative assets or liabilities. Equity investments with readily determinable fair values (Note 13) are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level I of fair value measurements. All of its short-term investments and derivative assets or liabilities, which are comprised primarily of structured deposits, bank financial products and forward exchange contracts, are classified within Level II of the fair value hierarchy because they are floating income products linked to currency exchange rate, gold market price or benchmark interest rates. These instruments are not valued using quoted market prices, but can be valued based on other observable inputs, such as interest rates and currency rates. The Group has debt investments that are accounted for under the fair value option model (Note 13), which are initially measured at fair value with changes in fair value in the subsequent periods recognized through earnings. Such debt investments are classified within Level III of the fair value hierarchy, as there is little or no observable market data to determine the respective fair values. Under these circumstances, the Group has adopted certain valuation techniques using unobservable inputs to measure their respective fair values. (f) Cash and cash equivalents Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

XPeng Inc. 34 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (f) Cash and cash equivalents (continued) Cash and cash equivalents as reported in the unaudited condensed consolidated statement of cash flows are presented separately on the unaudited condensed consolidated balance sheet as follows: As of June 30, 2023 As of December 31, 2022 Amount RMB equivalent Amount RMB equivalent Cash and cash equivalents: RMB 7,780,071 7,780,071 13,230,745 13,230,745 US$ 443,080 3,201,607 194,588 1,355,226 HKD 10,094 9,307 9,256 8,268 Others not applicable 19,462 not applicable 13,535 Total 11,010,447 14,607,774 As of June 30, 2023 and December 31, 2022, substantially all of the Group’s cash and cash equivalents were held in reputable financial institutions located in the PRC, Hong Kong and United States. (g) Restricted cash Restricted cash primarily represents bank deposits for letters of guarantee, bank notes and others amounted to RMB649,349 and RMB84,371 as of June 30, 2023 and December 31, 2022, respectively. In addition, restricted cash includes certain deposits, amounting to RMB26,523 and RMB21,901, as of June 30, 2023 and December 31, 2022, respectively, that are restricted due to legal disputes. (h) Short-term and long-term deposits Short-term deposits represent time deposits placed with banks with original maturities between three months and one year. Interest earned is recorded as interest income in the unaudited condensed consolidated statement of comprehensive loss during the periods presented. As of June 30, 2023 and December 31, 2022 substantially all of the Group’s short-term deposits amounting to RMB11,220,840 and RMB14,921,688, respectively, had been placed in reputable financial institutions in the PRC. Long-term deposits represent time deposits placed with banks with original maturities more than one year. Interest earned is recorded as interest income in the unaudited condensed consolidated statement of comprehensive loss during the periods presented. As of June 30, 2023 and December 31, 2022, substantially all of the Group’s long-term deposits amounting to RMB8,814,642 and RMB7,353,916, respectively, had been placed in reputable financial institutions in the PRC, out of which, RMB4,887,318 and RMB427,466 will be due within one year and are classified to “Long-term deposits, current portion”, respectively.

2 0 2 3 INTERIM REPORT 35 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (i) Current expected credit losses The Group’s accounts and notes receivable, other current assets and installment payment receivables are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables, other current assets and installment payment receivables, which include size, types of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions and supportable forecasts of future economic conditions in assessing the lifetime expected credit losses. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter end based on the Group’s specific facts and circumstances. For the six months ended June 30, 2023 and 2022, the Group recorded RMB24,244 and RMB35,008 in expected credit loss expense in selling, general and administrative expenses, respectively. As of June 30, 2023, the expected credit loss provision recorded in current and non-current assets were RMB67,979 and RMB58,084, respectively. As of December 31, 2022, the expected credit loss provision recorded in current and non-current assets were RMB67,181 and RMB54,526, respectively. The Group typically does not record significant accounts and notes receivable related to vehicle sales and other services as customer payments are due prior to vehicle delivery, except for vehicle sales which include government subsidies that are collected from the government on behalf of customers. Installment payment receivables primarily consist of the aggregate receivables of the installment payments for vehicles or batteries due from customers. The Group classified its installment payment receivables into different categories from performing to non-performing based on the credit risk of the customers and the past due days, if any, of the principal and/or interest repayments. The lifetime current expected credit losses for the installment payment receivables was determined by applying probability of default and loss given default assumptions to exposures at default, then discounted these cash flows to present value using the original effective interest rate or by an approximation thereof. As of June 30, 2023 and December 31, 2022, the majority of the installment payment receivables had been categorized as performing since the customers had a low risk of default, a strong capacity to meet contractual cash flows and had no past due repayments and the amounts of installment payment receivables of other categories were immaterial. The Group considers historical credit loss rates for each category of deposits and other receivables and also considers forward looking macroeconomic data in making its loss accrual determinations. The Group has made specific credit loss provisions on a case-by-case basis for particular aged receivable balances.

XPeng Inc. 36 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (i) Current expected credit losses (continued) The Group’s expected credit loss of cash and cash equivalents, restricted cash, time deposit in bank within the scope of ASC Topic 326 were immaterial. The following table summarizes the activity in the allowance for credit losses related to accounts and notes receivable, other current assets and installment payment receivables for the six months ended June 30, 2023 and 2022: For the Six Months Ended June 30, 2023 Balance as of December 31, 2022 121,707 Current period provision 24,244 Write-offs (19,888) Balance as of June 30, 2023 126,063 For the Six Months Ended June 30, 2022 Balance as of December 31, 2021 67,096 Current period provision 35,008 Write-offs (7,572) Balance as of June 30, 2022 94,532 (j) Short-term investments For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in the unaudited condensed consolidated statement of comprehensive loss. The Group’s short-term investments in financial instruments were RMB462,598 and RMB1,262,129 as of June 30, 2023 and December 31, 2022, respectively.

2 0 2 3 INTERIM REPORT 37 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (k) Property, plant and equipment, net Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated primarily using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the lease terms or the estimated useful lives, which range from two to ten years, of the related assets. Residual value rate is determined to 0% based on the economic value of the property, plant and equipment at the end of the estimated useful lives as a percentage of the original cost. Estimated useful lives Buildings 20 years Machinery and equipment 15 months to 10 years Charging infrastructure 5 years Vehicles 4 to 5 years Computer and electronic equipment 3 years Others 2 to 5 years Depreciation for molds and toolings is computed using the units-of-production method whereby capitalized costs are amortized over the total estimated productive units of the related assets. The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. Construction in progress represents property, plant and equipment under construction and pending installation and is stated at cost less accumulated impairment losses, if any. Completed assets are transferred to their respective asset classes and depreciation begins when an asset is ready for its intended use. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets. The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the unaudited condensed consolidated statement of comprehensive loss. Gains on the disposal of property, plant and equipment and losses on the disposal of property, plant and equipment amounting to RMB6,760 and RMB806 were recognized in operating expenses for the six months ended June 30, 2023 and 2022, respectively.

XPeng Inc. 38 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (l) Long-term investments Equity Method Investments The Group applies the equity method to account for its equity investments, according to ASC 323 “Investments — Equity Method and Joint Ventures”, over which it has significant influence but does not own a controlling financial interest. Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group continually reviews its investments in equity method investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Group considers in its determination include current economic and market conditions, the financial condition and operating performance of the equity method investee, and other company specific information. The Group’s long-term investments also include other equity investments, over which the Group has neither significant influence nor control, and debt investments. Equity Investments with Readily Determinable Fair Values Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level I of fair value measurements. Equity Investments without Readily Determinable Fair Values The Group elected to record equity investments without readily determinable fair values using the measurement alternative at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investments in current earnings. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known.

2 0 2 3 INTERIM REPORT 39 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (l) Long-term investments (continued) Debt Investments The Group elected to account for certain debt investments under the fair value option model including convertible bonds, and preferred stock redeemable merely by the passage of time and at the option of the Group as a holder. The fair value option model permits the irrevocable election on an instrument-by-instrument basis at initial recognition or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option model are carried at fair value with unrealized gains and losses recorded in the unaudited condensed consolidated statement of comprehensive loss. Interest income from debt investments is recognized in earnings using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows. (m) Warranties The Group provided a manufacturer’s standard warranty on all vehicles sold. The Group accrued for a warranty reserve for the vehicles sold by the Group, which included the Group’s best estimate of the future costs to be incurred in order to repair or replace items under warranties and recalls when identified. These estimates were made based on actual claims incurred to date and an estimate of the nature, frequency and magnitude of future claims with reference made to the past claim history. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the Group’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current liabilities on the unaudited condensed consolidated balance sheet. Warranty expense is recorded as a component of cost of sales in the unaudited condensed consolidated statement of comprehensive loss. The Group does not consider standard warranty as being a separate performance obligation as it is intended to provide greater quality assurance to customers and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees. The Group also provides extended lifetime warranty which is sold separately through a vehicle sales contract. The extended lifetime warranty is an incremental service offered to customers and is considered a separate performance obligation distinct from other promises and should be accounted for in accordance with ASC 606.

XPeng Inc. 40 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (n) Revenue recognition Revenue is recognized when or as the control of the goods or services is transferred upon delivery to customers. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance: • provides all of the benefits received and consumed simultaneously by the customer; • creates and enhances an asset that the customer controls as the Group performs; or • does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services. Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates overall contract price to each distinct performance obligation based on its relative standalone selling price in accordance with ASC 606. The Group generally determines standalone selling prices for each individual distinct performance obligation identified based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information, the data utilized, and considering the Group’s pricing policies and practices in making pricing decisions. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may affect the revenue recognition. The discount provided in the contract are allocated by the Group to all performance obligations as conditions under ASC 606-10-32-37 are not met. When either party to a contract has performed, the Group presents the contract in the unaudited condensed consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment. A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

2 0 2 3 INTERIM REPORT 41 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (n) Revenue recognition (continued) If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group’s contract liabilities primarily result from the multiple performance obligations identified in the vehicle sales contract, which are recorded as deferred revenue and recognized as revenue based on the consumption of the services or the delivery of the goods. Vehicle sales The Group generates revenue from sales of electric vehicles, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in a sales contract including sales of vehicle, free battery charging within 4 years or 100,000 kilometers, extended lifetime warranty, option between household charging pile and charging card, vehicle internet connection services, services of lifetime free battery charging in XPeng-branded super charging stations and lifetime warranty of battery, which are defined by the Group’s sales policy and accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Group transfers the control of vehicle to a customer. Car buyers in the PRC are entitled to government subsidies when they purchase electric vehicles. For efficiency purpose and better customer service, the Group or Zhengzhou Haima Automobile Co., Ltd. (“Haima Auto”) applies for and collect such government subsidies on behalf of the customers. Accordingly, customers only pay the amount after deducting government subsidies. The Group determined that the government subsidies should be considered as part of the transaction price because the subsidy is granted to the buyer of the electric vehicle and the buyer remains liable for such amount in the event the subsidies were not received by the Group due to the buyer’s fault such as refusal or delay of providing the relevant application information. In the instance that some eligible customers select to pay by installments for vehicles or batteries under an auto financing program provided to the customers by the Group, such arrangement contains a significant financing component and as a result, the transaction price is adjusted to reflect the impact of time value of the transaction price using an applicable discount rate (i.e. the interest rates of the loan reflecting the credit risk of the borrower). The Group allocates the financing amount to all performance obligations proportionately based on their relative selling prices, as conditions prescribed under ASC 606-10-32-37 are not met.

XPeng Inc. 42 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (n) Revenue recognition (continued) Vehicle sales (continued) Receivables related to the vehicle and battery installment payments are recognized as installment payment receivables. The difference between the gross receivable and the respective present value is recorded as unrealized finance income. Interest income resulting from arrangements with a significant financing component is presented as other sales. The overall contract price of electric vehicle and related products/services is allocated to each distinct performance obligation based on the relative estimated standalone selling price. The revenue for sales of the vehicle and household charging pile is recognized at a point in time, when the control of the vehicle is transferred to the customer and the charging pile is installed at customer’s designated location. For vehicle internet connection service, the Group recognizes the revenue using a straight-line method. For the extended lifetime warranty and lifetime battery warranty, given limited operating history and lack of historical data, the Group recognizes revenue over time based on a straight-line method initially. The Group will continue monitoring the cost patterns periodically and adjust the timing of revenue recognition, as necessary, in order to reflect differences between actual costs incurred versus the straight line cost attribution. For the free battery charging within 4 years or 100,000 kilometers and charging card to be consumed to exchange for charging services, the Group considers that a measure of progress based on usage best reflects the performance, as it is typically a promise to deliver the underlying service rather than a promise to stand ready. For the services of lifetime free battery charging in XPeng-branded super charging stations, the Group recognizes the revenue over time based on a straight-line method during the expected useful life of the vehicle. Initial refundable deposits for intention orders and non-refundable deposits for vehicle reservations received from customers prior to vehicle purchase agreements are signed are recognized as refundable deposits from customers (accruals and other liabilities) and advances from customers (accruals and other liabilities). When vehicle purchase agreements are signed, the consideration for the vehicle and all embedded services must be paid in advance, which means the payments received are prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount relating to those unperformed obligations. At the same time, advances from customers are classified as a contract liability (deferred revenue) as part of the consideration.

2 0 2 3 INTERIM REPORT 43 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (n) Revenue recognition (continued) Vehicle sales (continued) XPILOT, the Group’s intelligent driving system, provides assisted driving and parking functions tailored for different driving behaviors and road conditions in China. A customer can subscribe for XPILOT by either making a lump sum payment or paying annual installments over a three-year period, or purchasing a vehicle equipped with XPILOT. Revenue related to XPILOT is recognized at a point in time when intelligent driving functionality of XPILOT is delivered and transferred to the customers. Other services The Group provides other services to customers including services embedded in a sales contract, super charging service, maintenance service, technical support services, auto financing services and others. Revenue from services embedded in a sales contract included free battery charging within 4 years or 100,000 kilometers, extended lifetime warranty, option between household charging pile and charging card, vehicle internet connection services, lifetime warranty of battery and services of free battery charging services in XPengbranded charging station. Other services also included super charging service, maintenance service, technical support services and second-hand vehicle sales service. These services are recognized under ASC 606. Practical expedients and exemptions The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that lifetime roadside assistance, traffic ticket inquiry service, courtesy car service, on-site troubleshooting, parts replacement service, extended warranty of 10 years or 200,000 kilometers, basic maintenance service of 6 times in 4 years and others, are not performance obligations considering these services are value-added services to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of these five services will be very limited. The Group also performs an estimation on the standalone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of foresaid services are insignificant individually and in aggregate, representing less than 1% of vehicle gross selling price and aggregate fair value of each individual promise.

XPeng Inc. 44 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (n) Revenue recognition (continued) Practical expedients and exemptions (continued) Considering the qualitative assessment and the result of the quantitative estimate, the Group concluded not to assess whether promises are performance obligation if they are immaterial in the context of the contract and the relative standalone fair value individually and in aggregate is less than 1% of the contract price, namely the lifetime roadside assistance, traffic ticket inquiry service, courtesy car service, on-site troubleshooting and parts replacement service and others. Related costs are then accrued instead. Customer Upgrade Program In the third quarter of 2019, due to the upgrade of the G3 vehicle from the 2019 version (“G3 2019”) to its 2020 version (“G3 2020”), the Group voluntarily offered all owners of G3 2019 the options to either receive loyalty points, valid for 5 years from the grant date, which can be redeemed for goods or services, or obtain an enhanced trade-in right contingent on a future purchase starting from the 34th month of the original purchase date but only if they purchase a new vehicle from the Group. The owners of G3 2019 had to choose one out of the two options within 30 days after receiving the notice. Anyone who did not make the choice before the date was deemed to forgo the rights to the options. At the time the offers were made, the Group still had unfulfilled performance obligations for services to the owners of G3 2019 associated with their original purchase. The Group considered this offering is to improve the satisfaction of the owners of G3 2019 but not the result of any defects or resolving past claims regarding the G3 2019. As both options provide a material right (a significant discount on future goods or services) for no consideration to existing customers with unfulfilled performance obligations, the Group considers this arrangement to be a modification of the existing contracts with customers. Further, as the customers did not pay for these additional rights, the contract modification is accounted for as a termination of the original contract and commencement of a new contract, which will be accounted for prospectively. The material right from the loyalty points or the trade-in right shall be considered in the reallocation of the remaining consideration from the original contracts among the promised goods or services not yet transferred at the time of the contract modification. This reallocation is based on the relative standalone selling prices of these goods and services.

2 0 2 3 INTERIM REPORT 45 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (n) Revenue recognition (continued) Customer Upgrade Program (continued) For the material right attached with loyalty points, the Group estimated the probability of points redemption when determining the standalone selling price. Due to the fact that most merchandises can be redeemed without requiring a significant amount of points, as compared with the amount of points granted to the customers, the Group believes it is reasonable to assume all points will be redeemed and no forfeiture is estimated currently. The amount allocated to the points as a separate performance obligation is recorded as a contract liability (deferred revenue) and revenue will be recognized when future goods or services are transferred. The Group will continue to monitor forfeiture rate data and will apply and update the estimated forfeiture rate at each reporting period. According to the terms of the trade-in program, owners of G3 2019 who elected the trade-in right have the option to trade in their G3 2019 at a fixed predetermined percentage of its original G3 2019 purchase price (the “guaranteed trade-in value”) starting from the 34th month of the original purchase date but only if they purchase a new vehicle from the Group. Such trade-in right is valid for 120 days. That is, if the owner of a G3 2019 does not purchase a new vehicle within that 120-day period, the trade-in right expires. The guaranteed trade-in value will be deducted from the retail selling price of the new vehicle purchase. The customer cannot exercise the trade-in right on a standalone basis solely as a function of their original purchase of the G3 2019 and this program, and therefore, the Group does not believe the substance of the program is a repurchase feature that provides the customer with a unilateral right of return. Rather, the trade-in right and purchase of a new vehicle are linked as part of a single transaction to provide a loyalty discount to existing customers. The Group believes the guaranteed trade-in value will be greater than the expected market value of the G3 2019 at the time the trade-in rights become exercisable, and therefore, the excess value is essentially a sales discount granted on the new vehicle purchase. The Group estimated the potential forfeiture rate based on the market expectation of the possibility of future buying and applied the forfeiture rate when determining the standalone selling price at the date of contract modification. The amount allocated to the trade-in right as a separate performance obligation is recorded as a contract liability (deferred revenue) and revenue will be recognized when the trade-in right is exercised and a new vehicle is purchased. As of December 31, 2022, the trade-in program has been closed. If the owners of G3 2019, who elected the trade-in right, did not sign the trade-in contracts or reach an additional agreement with the Group in 2022, the trade-in right will be expired.

XPeng Inc. 46 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (o) Cost of sales Vehicle Cost of vehicle revenue includes direct parts, materials, labor costs and manufacturing overheads (including depreciation of assets associated with the production) and reserves for estimated warranty expenses. Cost of vehicle revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand, losses on purchase commitments relating to inventory, and impairment charge of property, plant and equipment. Services and others Cost of services and others revenue generally includes cost of direct parts, materials, labor costs, installment costs, costs associated with providing non-warranty after-sales services and depreciation of associated assets used for providing the services. (p) Research and development expenses All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses. For the six months ended June 30, 2023 and 2022, R&D expenses were RMB2,662,961 and RMB2,486,237, respectively. (q) Selling, general and administrative expenses Sales and marketing expenses consist primarily of employee compensation and marketing, promotional and advertising expenses. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. For the six months ended June 30, 2023 and 2022, advertising costs were RMB149,697 and RMB235,843, respectively, and total sales and marketing expenses were RMB2,158,450 and RMB2,482,818, respectively. General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses. For the six months ended June 30, 2023 and 2022, general and administrative expenses were RMB771,795 and RMB823,270, respectively.

2 0 2 3 INTERIM REPORT 47 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (r) Government grants Government grants relating to interest expense already capitalized are accounted for as a reduction in such a capitalized amount with the subsidy benefit reflected over the related asset useful life through reduced depreciation expense. Government grants relating to interest expense (not capitalized) are initially recognized as other non-current liabilities if the amount is received in advance (of the incurrence of interest expense). Such amounts would then reduce related interest expense when incurred. Government grants relating to the purchase or construction of property, plant and equipment and intangible assets are accounted for as a reduction in such a capitalized amount with the subsidy benefit reflected over the useful life of related asset through reduced depreciation expenses. Government grants requiring the performance of certain other business related activities or other required conditions are deferred and recognized in profit or loss when all applicable conditions have been met. Nonrefundable grants received without further performance or conditions are recognized immediately as other income upon receipt. (s) Other income, net For the six months ended June 30, 2023 and 2022, other income, net mainly represents government grants that are recognized upon receipt recognized in profit or loss of RMB48,005 and RMB60,987, as further performance by the Group is not required. (t) Share-based compensation The Group grants restricted share units (“RSUs”), restricted shares and share options (collectively, “Share based Awards”) to eligible employees and accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation. Share-based Awards are measured at the grant date fair value of the awards and recognized as expenses using graded vesting method or straight-line method, net of estimated forfeitures, if any, over the requisite service period. For awards with performance conditions, the Company would recognize compensation cost if and when it concludes that it is probable that the performance condition will be achieved.

XPeng Inc. 48 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (t) Share-based compensation (continued) The fair value of the RSUs granted prior to the completion of the IPO was assessed using the income approach/ discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment requires complex and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. The fair value of the RSUs granted subsequent to the completion of the IPO is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant. The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive Share-based Awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes. (u) Earnings (losses) per share Basic earnings (losses) per share is computed by dividing net income (loss) attributable to holders of ordinary shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings (losses) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of unvested RSUs. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

2 0 2 3 INTERIM REPORT 49 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (v) Segment reporting ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no segment geographical information is presented. (w) Dividends Dividends are recognized when declared. No dividend was declared for the six months ended June 30, 2023 and 2022, respectively. 3. Recent Accounting Pronouncements Recently adopted accounting pronouncements In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The standard is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the standard that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The Group adopted the ASU on January 1, 2022, which did not have a material impact on the Group’s financial results or financial position.

XPeng Inc. 50 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 4. Concentration and Risks (a) Concentration of credit risk Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term deposits, restricted short-term deposits, short-term investments, long-term deposits and restricted long-term deposits. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of June 30, 2023 and December 31, 2022, substantially all of the Group’s cash and cash equivalents, restricted cash, short-term deposits, restricted short-term deposits, short-term investments, long-term deposits and restricted long-term deposits were placed with certain reputable financial institutions in the PRC and overseas. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits would be chosen with similar criteria for soundness. Bank failure is uncommon in the PRC and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash, short-term deposits, restricted short-term deposits, shortterm investments, long-term deposits and restricted long-term deposits are financially sound based on publicly available information. (b) Foreign currency exchange rate risk The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Group’s overseas financing activities are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. 5. Fair Value of Financial Instruments ASC 820, Fair Value Measurements, states that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The three-tiered fair value hierarchy, which prioritizes which inputs should be used in measuring fair value, is comprised of: (Level I) observable inputs such as quoted prices in active markets; (Level II) inputs other than quoted prices in active markets that are observable either directly or indirectly and (Level III) unobservable inputs for which there is little or no market data. The fair value hierarchy requires the use of observable market data when available in determining fair value.

2023 INTERIM REPORT 51

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

5. Fair Value of Financial Instruments (continued)

Fair value measurements on a recurring basis

Assets and liabilities that were measured at fair value on a recurring basis were as follows:

	As of June 30, 2023				As of December 31, 2022			
	Fair Value	Level I	Level II	Level III	Fair Value	Level I	Level II	Level III
Assets								
Short-term investments[i] (Note 2(j))	**462,598**	**—**	**462,598**	**—**	1,262,129	–	1,262,129	–
Debt investments[ii] (Note 13)	**1,550,935**	**—**	**—**	**1,550,935**	1,626,131	–	–	1,626,131
Equity investments with readily determinable fair values[iii] (Note 13)	**120,068**	**120,068**	**—**	**—**	112,641	112,641	–	–
	2,133,601	**120,068**	**462,598**	**1,550,935**	3,000,901	112,641	1,262,129	1,626,131

(i) Short-term investments are investments in financial instruments with variable interest rates and maturity dates within one year. Fair value of short-term investments is estimated based on the quoted prices of similar financial products provided by banks at the end of each period (Level II).

(ii) Debt investments do not have readily determinable market values and are categorized as Level III in the fair value hierarchy. The Group uses a combination of valuation methodologies, including the equity allocation model, market and income approaches based on the Group's best estimate, which are determined by using information including but not limited to the pricing of recent rounds of financing of the investees, future cash flow forecasts, liquidity factors and multiples of comparable companies.

(iii) Equity investments with readily determinable fair values are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level I of fair value measurements.

XPeng Inc. 52 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 5. Fair Value of Financial Instruments (continued) Fair value measurements on a non-recurring basis The Group measures investments without readily determinable fair value on a non-recurring basis when fair value changes can be determined based upon observable and relevant market information. Related adjustments (impairment related) are recorded as appropriate based upon such observable information. An observable price change is usually resulting from new rounds of financing of the investees. The Group determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Group by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Group, it adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Group by using the backsolve method based on the equity allocation model with adoption of some key parameters such as risk-free rate, equity volatility, probability of each scenario and dividend yield, which are significant unobservable inputs (Level III). 6. Accounts and Notes Receivable, net As of June 30, As of December 31, 2023 2022 Accounts receivable, net 3,566,408 3,855,851 Notes receivable 27,005 16,995 Total 3,593,413 3,872,846 Accounts receivable consisted of the following: As of June 30, As of December 31, 2023 2022 Accounts receivable, gross 3,581,329 3,876,103 Allowance for doubtful accounts (14,921) (20,252) Accounts receivable, net 3,566,408 3,855,851 The accounts receivable mainly included the amounts of vehicle sales in relation to government subsidies to be collected from government on behalf of customers. Sales to individual customers were normally made with advances from customers. Sales to large-volume buyers were made on credit terms ranging from 30 to 60 days.

2 0 2 3 INTERIM REPORT 53 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 6. Accounts and Notes Receivable, net (continued) An aging analysis of accounts receivable based on the relevant recognition dates is as follows: As of June 30, As of December 31, 2023 2022 0–3 months 20,333 163,327 3–6 months 4,679 341,293 6–12 months 474,101 801,331 Over 1 year 3,082,216 2,570,152 Accounts receivable, gross 3,581,329 3,876,103 An aging analysis of notes receivable based on the relevant issuance dates is as follows: As of June 30, As of December 31, 2023 2022 0–3 months 27,005 16,995 7. Inventory Inventory consisted of the following: As of June 30, As of December 31, 2023 2022 Finished goods 2,259,505 3,059,567 Raw materials 1,251,949 1,449,596 Work-in-process 60,633 12,210 Total 3,572,087 4,521,373

XPeng Inc. 54 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 7. Inventory (continued) Finished goods primarily consist of vehicles ready for transit at production factory, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at its delivery and service centers and charging piles. Raw materials primarily consist of materials for volume production as well as spare parts used for aftersales services. Work-in-process primarily consist of vehicles in production which will be transferred into production cost when incurred. For the six months ended June 30, 2023 and 2022, write-downs of inventories to net realizable value, recognized in cost of sales, amounted to RMB353,090 and RMB23,217, respectively. 8. Prepayments and Other Current Assets Prepayments and other current assets consisted of the following: As of June 30, As of December 31, 2023 2022 Deductible input value-added tax 1,324,842 1,359,581 Prepayments 523,030 587,289 Deposits 157,067 92,023 Receivables from third party online payment service providers 65,168 38,201 Others 293,991 388,990 Total 2,364,098 2,466,084 Prepayments primarily consist of prepayments for raw materials, marketing and consulting services provided by suppliers. Deposits primarily consist of deposits for short-term leases and the deposits to suppliers for guarantee of procurement.

2023 INTERIM REPORT 55

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

9. Property, Plant and Equipment, Net

Property, plant and equipment, net, consisted of the following:

	As of June 30, 2023	As of December 31, 2022
Machinery and equipment	**4,270,968**	2,589,709
Buildings[ii]	**4,037,422**	2,206,923
Molds and toolings	**1,834,517**	1,505,876
Construction in process[i]	**1,104,148**	3,858,358
Vehicles	**818,471**	867,434
Leasehold improvements	**753,020**	681,341
Charging infrastructure	**373,852**	369,994
Computer and electronic equipment	**346,525**	282,082
Others	**168,568**	130,864
Sub-total	**13,707,491**	12,492,581
Less: Accumulated depreciation[iii]	**(2,265,264)**	(1,788,193)
Less: Impairment[iv]	**(77,851)**	(97,643)
Property, plant and equipment, net	**11,364,376**	10,606,745

The Group recorded depreciation expenses of RMB623,073 and RMB444,352 for the six months ended June 30, 2023 and 2022, respectively.

(i) Construction in progress primarily consists of the construction of Wuhan, Guangzhou and Zhaoqing manufacturing plants and molds, toolings, machinery and equipment relating to the manufacturing of the Group's vehicles. For the six months ended June 30, 2023 and 2022, the Group capitalized RMB50,656 and RMB35,491 of gross interest expenses, respectively. Government grants related to capitalized interest expense were accounted for as a reduction of such amounts capitalized in connection with the construction of the manufacturing plants. The benefits of these grants will be reflected through reduced depreciation charges over the useful lives of these assets. Government grants relating to expensed interests are recognized as a liability if received in advance (of the incurrence of the interest expense). Such amounts, when recognized, will reduce the respective interest expenses to which the subsidies relate. In September 2022, the construction of the first phase of Guangzhou manufacturing equipment had been completed and transferred to respective fixed assets. In May 2023, the construction of the first phase of Wuhan buildings and manufacturing equipment had been completed and transferred to respective fixed assets.

XPeng Inc. 56 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 9. Property, Plant and Equipment, Net (continued) (ii) The Group entered into a lease contract with Guangzhou GET New Energy Technology Co., Ltd. (“Guangzhou GET New Energy”) to lease the plant and underlying land use right of Guangzhou manufacturing plant and further had an obligation to purchase the plant and underlying land use right at the construction cost at the end of lease term. On July 1, 2022, the lease commencement date, the lease asset for the plant was recorded with the amount of RMB1,001,820, being the present value of the lease payment and the exercise price of the purchase obligation. (iii) As of June 30, 2023, the Company completed an assessment of the estimated units of production of certain molds and toolings and the useful lives of certain production facilities, all of which can only be used for G3i vehicle production. The Company’s assessment in the second quarter of 2023, which considered the planned cessation of G3i production by the end of September 2023, indicated that certain production facilities directly used for G3i vehicle production will not be used for the period of time originally estimated. As a result, the Company changed its estimates of useful lives for the certain production facilities as well as its estimates of the production volume of certain molds and toolings. Accordingly, the depreciation of certain production facilities and molds and toolings was accelerated and accounted for on a prospective basis. The Company recorded an increase in depreciation expense of RMB53,141 for the six months ended June 30, 2023. (iv) The accumulated impairment loss was RMB77,851 and RMB97,643 as of June 30, 2023 and December 31, 2022, respectively, primarily due to the upgrade of vehicles.

2023 INTERIM REPORT 57

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

10. Intangible Assets, Net

Intangible assets, net consisted of the following:

	As of June 30, 2023				As of December 31, 2022			
	Gross Carrying Amount	Accumulated amortization	Impairment Amount[iv]	Net Carrying Amount	Gross Carrying Amount	Accumulated amortization	Impairment Amount[iv]	Net Carrying Amount
Finite-lived intangible assets								
Software	510,928	(202,445)	(26,418)	282,065	389,409	(120,766)	(26,418)	242,225
License of maintenance and overhauls	2,290	(2,290)	–	–	2,290	(2,290)	–	–
Total finite-lived intangible assets	513,218	(204,735)	(26,418)	282,065	391,699	(123,056)	(26,418)	242,225
Indefinite-lived intangible assets								
Manufacturing license[i]	494,000	–	–	494,000	494,000	–	–	494,000
Surveying and mapping qualification[ii]	250,000	–	–	250,000	250,000	–	–	250,000
Others[iii]	59,578	–	–	59,578	56,747	–	–	56,747
Total indefinite-lived intangible assets	803,578	–	–	803,578	800,747	–	–	800,747
Total intangible assets	1,316,796	(204,735)	(26,418)	1,085,643	1,192,446	(123,056)	(26,418)	1,042,972

The Group recorded amortization expenses of RMB81,819 and RMB13,329 for the six months ended June 30, 2023 and 2022, respectively.

XPeng Inc. 58 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 10. Intangible Assets, Net (continued) (i) In March 2020, the Group acquired a 100% equity interest in a company (the “Acquiree”) for a cash consideration of RMB510 million. Shortly thereafter, in June 2020, the Acquiree was sold for RMB16 million in cash. The net consideration of RMB494 million was allocated to the manufacturing license which was the principal asset of the Acquiree and eventually retained by the Group after the sale. This transaction was structured and accounted for as an asset acquisition, where the retained asset constituted substantially the Acquiree’s value and has an indefinite life (under PRC regulations the license does not have a prescribed period for valid use). No impairment was recognized for the license as of June 30, 2023 and December 31, 2022. (ii) Acquisition of the 100% equity interest in Zhipeng Kongjian On May 20, 2021, Xintu Technology, a VIE of the Group entered into a restructuring agreement to acquire 100% of the equity interests of Zhipeng Kongjian at a cash consideration of RMB250 million during the bankruptcy procedures undertaken by Zhipeng Kongjian. Subsequently, Zhipeng Kongjian became a subsidiary of a VIE of the Group through a series of arrangements made (Note 1(c)). Zhipeng Kongjian is primarily engaged in the operations of land surface mobile surveying and preparing true three-dimensional maps and navigation electronic maps and it possesses a surveying and mapping qualification certificate. Upon completion of the acquisition on June 23, 2021, the consideration of RMB250 million was mainly allocated to the surveying and mapping qualification certificate (an intangible asset) since other assets retained by Zhipeng Kongjian was immaterial, and the acquisition was determined to be an asset acquisition for accounting purpose. The useful life of this certificate is assessed as indefinite as it is expected that there is no difficulty for the Group to continually renew the valid period of the qualification under the relevant PRC laws and regulations. No impairment was recognized for the certificate as of June 30, 2023 and December 31, 2022. (iii) As of June 30, 2023, other indefinite-lived intangible assets included license plate amounting to RMB37,578 and insurance agency qualification amounting to RMB22,000. As of December 31, 2022, other indefinite-lived intangible assets included license plate amounting to RMB34,747 and insurance agency qualification amounting to RMB22,000. (iv) A full impairment loss of nil and RMB22,875 were recognized for the six months ended June 30, 2023 and 2022, respectively, primarily due to the phase out of certain software.

2 0 2 3 INTERIM REPORT 59 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 11. Land Use Rights, Net Land use rights and related accumulated amortization consisted of the following: As of June 30, As of December 31, 2023 2022 Land use rights 2,910,768 2,822,757 Less: Accumulated amortization (98,964) (74,903) Total land use rights, net 2,811,804 2,747,854 For the six months ended June 30, 2023 and 2022, the Group acquired land use rights of RMB88,011 and RMB1,788,801, respectively, to build plants and buildings for its manufacturing of vehicles and daily operation. The Group entered into a lease contract with Guangzhou GET New Energy to lease the plant and underlying land use right of Guangzhou manufacturing plant and further had an obligation to purchase the plant and underlying land use right at the construction cost at the end of lease term. On July 1, 2022, the lease commencement date, the right of use asset for the land was recorded with the amount of RMB389,508, being the present value of the lease payment and the exercise price of the purchase obligation. The Group recorded amortization expenses for land use rights of RMB24,061 and RMB26,338 for the six months ended June 30, 2023 and 2022, respectively. 12. Installment Payment Receivables, Net Installment payment receivables relating to the installment payments for vehicles and batteries from customers consisted of the following: As of June 30, As of December 31, 2023 2022 Current portion of installment payment receivables, net 1,533,143 1,294,665 Non-current portion of installment payment receivables, net 2,262,552 2,188,643 Total 3,795,695 3,483,308

XPeng Inc. 60 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 12. Installment Payment Receivables, Net (continued) The Group recognized interest income resulting from installment payment sales of RMB124,907 and RMB93,261 for the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023, an allowance for credit losses of RMB98,619 had been provided for the current portion of installment payment receivables of RMB1,573,678 and long-term portion of installment payment receivables of RMB2,320,636. As of December 31, 2022, an allowance for credit losses of RMB88,144 had been provided for the current portion of installment payment receivables of RMB1,328,283 and long-term portion of installment payment receivables of RMB2,243,169. Payment maturity analysis of installment payment receivables for vehicles and batteries for each of the next five years and a reconciliation of the gross receivables to the present value are as follows: As of June 30, 2023 Within 1 year 1,613,921 Between 1 and 2 years 1,171,204 Between 2 and 3 years 863,140 Between 3 and 4 years 513,356 Between 4 and 5 years 195,277 Thereafter 1,615 Total receivables of installment payments 4,358,513 Less: Unrealized finance income (464,199) Installment payment receivables, gross 3,894,314 Less: Allowance for installment payment receivables (98,619) Installment payment receivables, net 3,795,695

2 0 2 3 INTERIM REPORT 61 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 13. Long-Term Investments Long-term investments consisted of the following: Equity investments without readily determinable fair values(i) Equity investments with readily determinable fair values(ii) Debt investments(iii) Equity method investments(iv) Total Balance as of December 31, 2022 191,000 112,641 1,626,131 365,260 2,295,032 Additions — — — 64,095 64,095 Changes from debt investments to equity investments without readily determinable fair values(i) 57,832 — (57,832) — — Fair value change through earnings 39,107 5,663 (75,034) (30,264) Share of results of equity method investees(iv) 49,850 49,850 Foreign currency translation — 1,764 57,670 17,052 76,486 Balance as of June 30, 2023 287,939 120,068 1,550,935 496,257 2,455,199 Equity investments without readily determinable fair values(i) Equity investments with readily determinable fair values(ii) Debt investments(iii) Equity method investments(iv) Total Balance as of December 31, 2021 210,354 — 1,338,822 — 1,549,176 Additions — 50,000 115,000 316,187 481,187 Fair value change through earnings 8,210 (9,737) 147 (1,380) Share of results of equity method investees(iv) (3,363) (3,363) Disposals (Note 25(5)) — — (100,000) — (100,000) Foreign currency translation 1,022 — 63,723 17,265 82,010 Balance as of June 30, 2022 219,586 40,263 1,417,692 330,089 2,007,630

XPeng Inc. 62 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 13. Long-Term Investments (continued) (i) Equity investments without readily determinable fair values In December 2021, the Group acquired minority common equity interests of a company, engaged in manufacturing of batteries for new energy vehicles for a total cash consideration of RMB190,000. The equity interests in common stock do not have readily determinable fair values because the investee is a privately held company. Accordingly, the Group elected to use the measurement alternative under ASC 321 to measure such investment. In April 2022, the Group acquired minority preferred equity interests of a company engaged in research, development, production and sales of batteries for new energy vehicles for a total cash consideration of RMB50,000, which were redeemable merely by the passage of time at the option of the Group as a holder. Accordingly, the Group elected to account for this investment under the fair value option model. In May 2023, upon completion of the modification in the investee’s shareholding structure, the preferred shares held by the Group were converted into common shares, which do not have readily determinable fair values because the investee is a privately held company. Accordingly, the Group reclassified this investment from debt securities to equity securities at the fair value of RMB57,832 upon the modification, and elected to use the measurement alternative under ASC 321 to measure this investment. (ii) Equity investments with readily determinable fair values In December 2021, the Group prepaid RMB50,000 as a subscription for a minority equity interest in common shares of a company engaged in research, development, production and sales of semiconductors, which was converted into common shares in January 2022. In October 2022, the Group paid HKD156,982 (equivalent to RMB141,981 as of the injection date) to acquire a minority equity interest in common shares of a company engaged in research, development, production and sales of batteries for new energy vehicles. The minority equity interests in common shares have readily determinable fair values because the investees are listed companies and the Group does not have the ability to exercise significant influence over these investments. Accordingly, the Group accounted for them at fair value based on the quoted prices in active markets.

2 0 2 3 INTERIM REPORT 63 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 13. Long-Term Investments (continued) (iii) Debt investments Investment in HT Flying Car Inc. (“Huitian”) Huitian is a company incorporated in the Cayman Islands with limited liability and is mainly engaged in research, development, production and sales of flying vehicles. In January 2021, the Group acquired minority preferred equity interests of Huitian (“Huitian’s Series Angel preferred shares”), a related party of the Group, for a total consideration of RMB24,551 during Huitian’s Angel round of fund raising. The equity interests were not considered to be in-substance common stock as the preferred stock has substantive liquidation preference over the investee’s common stock. Huitian’s Series Angel preferred shares investment are considered equity securities that do not have readily determinable fair values given that it is a privately held company. Accordingly, upon the acquisition of the minority preferred equity interests of Huitian, the Group elected to use the measurement alternative under ASC 321 to measure such investment. In October 2021, the Group further invested US$90,000, equivalent to RMB574,146 as of the injection date, into Huitian during Huitian’s A round of fund raising. Among this investment, US$70,000 was in form of preferred shares (“Huitian’s Series A preferred shares”) and US$20,000 was in form of a convertible bond. Concurrently, Huitian’s Series Angel preferred shares previously acquired by the Group in January 2021 were modified to align with the terms of the newly invested Huitian’s Series A preferred shares. The Group concluded that both Huitian’s Series Angel and Series A preferred shares investment are debt securities since Huitian’s Series Angel (with now modified terms) and Series A preferred shares held by the Group are redeemable merely by the passage of time and redeemable at the option of the Group. In anticipation of the change in accounting model applicable to Huitian’s Series Angel preferred shares as a result of the modification, the Group opted to change its measurement accounting policy relating to Huitian’s Series Angel preferred shares as permitted by ASC 321, and elected to measure the original Huitian’s Series Angel preferred shares at fair value immediately before the modification (discussed in the preceding paragraph). The difference of RMB591,506 between the carrying value and the fair value of Huitian’s Series Angel preferred shares immediately before the modification was recognized in earnings. The Group then reclassified Huitian’s Series Angel preferred shares from equity securities to debt securities upon the modification. The modified Huitian’s Series Angel preferred shares investment together with the new Series A preferred shares investment will be measured on an ongoing basis at fair value with changes recognized in earnings. In addition, the convertible bond (acquired in October 2021) held by the Group in Huitian was also accounted for under the fair value option model.

XPeng Inc. 64 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 13. Long-Term Investments (continued) (iii) Debt investments (continued) Investment in Dogotix Inc. (“Dogotix”) Dogotix is a company incorporated in the Cayman Islands with limited liability and is mainly engaged in research and development of robots with human-robot interaction function. In April 2021, the Group acquired minority preferred equity interests of Dogotix (“Dogotix’s Series Angel preferred shares”), a related party of the Group, for a total cash consideration of RMB19,900 during Dogotix’s Angel round of fund raising. The equity interests were not considered to be in-substance common stock as the preferred stock has substantive liquidation preference over the investee’s common stock. The investment is considered as equity securities that do not have readily determinable fair values given that it is a privately held company. Accordingly, the Group elected to use the measurement alternative under ASC 321 to measure such investment. In October 2021, the Group acquired Dogotix’s convertible bonds in the amount of US$6,440 (equivalent to RMB41,258 as of the injection date) and elected to account for this investment at fair value option model. In July 2022, the Group further invested US$14,000 (equivalent to RMB94,451 as of the injection date) into Dogotix’s preferred shares during its A round of fund raising (“Dogotix’s Series A preferred shares”). Concurrently, Dogotix’s Series Angel preferred shares previously acquired by the Group in 2021 were modified to align with the terms of the newly invested Dogotix’s Series A preferred shares. The Group concluded that both Dogotix’s Series Angel and Series A preferred shares investment are debt securities since Dogotix’s Series Angel (with now modified terms) and Series A preferred shares held by the Group are redeemable merely by the passage of time and redeemable at the option of the Group. In addition, the convertible bond (acquired in October 2021) held by the Group in Dogotix was converted into Series A preferred shares in July 2022 and accounted for as debt investments under the fair value option model. In anticipation of the change in accounting model applicable to Dogotix’s Series Angel preferred shares as a result of the modification, the Group opted to change its measurement accounting policy relating to Dogotix’s Series Angel preferred shares as permitted by ASC 321, and elected to measure the original Dogotix’s Series Angel preferred shares at fair value immediately before the modification (discussed in the preceding paragraph). The difference of RMB95,752 between the carrying value and the fair value of Dogotix’s Series Angel preferred shares immediately before the modification was recognized in earnings. The Group then reclassified Dogotix’s Series Angel preferred shares amounting to RMB116,129 from equity securities to debt securities upon the modification. The modified Dogotix’s Series Angel preferred shares investment together with the new Series A preferred shares investment will be measured on an ongoing basis at fair value with changes recognized in earnings.

2 0 2 3 INTERIM REPORT 65 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 13. Long-Term Investments (continued) (iii) Debt investments (continued) Other principal debt investments In December 2021, the Group acquired minority preferred equity interests of a company engaged in research, development, production and sales of LiDAR for a total cash consideration of RMB100,000. Subsequently, the Group disposed of this debt investment for a cash consideration of RMB100,000 to a related party in April 2022 (Note 25(5)). In January 2022, the Group acquired minority preferred equity interests of a company engaged in research, development, production and sales of semiconductors for a total cash consideration of RMB65,000. Subsequently, the Group disposed of this debt investment for a cash consideration of RMB65,000 to a related party in October 2022. The preferred shares held by the Group in connection with above each investment are debt securities as they become redeemable merely by the passage of time and are redeemable at the option of the Group as a holder. Accordingly, the Group elected to account for these investments under the fair value option model. (iv) Equity Method Investments In March 2022, the Company and other third party investors jointly set up an offshore investment fund (“Fund”), named Rockets Capital L.P., for the purpose of making investments in companies and businesses engaging in high technology sectors. The Company subscribed for a commitment of US$150,000 to the Fund and invested consideration of US$61,201 (equivalent to RMB393,140 as of the injection date) and US$51,874 (equivalent to RMB329,045 as of the injection date) into the Fund as of June 30, 2023 and December 31, 2022, respectively. The Company held a 60.7% financial interests in the Fund as a limited partner while the other 39.3% financial interests were held by other third party investors as of June 30, 2023 and December 31, 2022. Based on the Company’s assessment under ASC 810-10-15-14, the investment fund (a limited partnership) is considered to be a VIE for accounting purposes. The Company is not considered the primary beneficiary of the investment due to the fact that the Company does not possess the power to direct activities of the Fund that would mostly impact its economics performance. As a result, the Company accounts for its 60.7% financial interests in the Fund using the equity method of accounting pursuant to ASC 323-30 considering that the Company has significant influence over the operating and investing activities of the Fund.

XPeng Inc. 66 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 14. Other Non-current Assets Other non-current assets consisted of the following: As of June 30, As of December 31, 2023 2022 Long-term deposits(i) 83,909 151,914 Prepayments for purchase of property and equipment 6,220 47,258 Others 5,294 2,099 Total 95,423 201,271 (i) Long-term deposits primarily consist of deposits for offices and retail and service centers whose lease expiration dates are not within one year. 15. Accounts and Notes Payable Accounts and notes payable consisted of the following: As of June 30, As of December 31, 2023 2022 Accounts payable 6,427,063 7,269,757 Notes payable 4,879,012 6,953,099 Total 11,306,075 14,222,856

2 0 2 3 INTERIM REPORT 67 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 15. Accounts and Notes Payable (continued) The Group normally receives credit terms of 0 days to 90 days from its suppliers. An aging analysis of accounts payable based on the relevant recognition dates is as follows: As of June 30, As of December 31, 2023 2022 0–3 months 4,723,869 6,011,186 3–6 months 1,157,531 858,875 6–12 months 300,906 283,516 Over 1 year 244,757 116,180 Total 6,427,063 7,269,757 An aging analysis of notes payable based on the relevant issuance dates is as follows: As of June 30, As of December 31, 2023 2022 0–3 months 2,446,589 2,850,427 3–6 months 2,419,214 4,060,930 6–12 months 13,209 41,742 Total 4,879,012 6,953,099

XPeng Inc. 68 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 16. Accruals and Other Liabilities Accruals and other liabilities consisted of the following: As of June 30, As of December 31, 2023 2022 Payables for purchase of property, plant and equipment 1,794,547 1,624,432 Payables for R&D expenses 923,133 1,023,344 Employee compensation payables 686,980 729,806 Debt from a third party investor (Note 18(i)) 534,356 — Deposits from third parties 458,266 386,412 Accrued expenses 402,987 417,396 Payables for marketing events 257,367 483,059 Warranty provisions 193,245 216,260 Accrued costs of purchase commitments(i) 130,281 — Advance from customers 114,220 113,730 Refundable deposit from customers 75,200 26,806 Interest payables 42,156 39,082 Tax payables 31,118 51,147 Others 559,444 472,355 Total 6,203,300 5,583,829 Accrued expenses primarily included receipts of goods and services that the Group had not been invoiced yet. As the Group are invoiced for these goods and services, this balance will decrease and accounts payable will increase. (i) For the six months ended June 30, 2023, in response to the planned cessation of G3i model, the Group provided the provision for purchase commitments mainly made for the excessive raw materials that are specifically related to this model with amount of RMB130,281.

2 0 2 3 INTERIM REPORT 69 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 17. Borrowings Borrowings consisted of the following: As of June 30, As of December 31, 2023 2022 Current Short-term borrowings: Bank loans(i) 4,259,210 2,419,210 Long-term borrowings, current portion: Bank loans(ii) 208,325 124,500 Asset-backed securities(iii) 414,282 637,359 Total current borrowings 4,881,817 3,181,069 Non-Current Long-term borrowings: Bank loans(ii) 5,255,303 4,328,880 Other loans(ii) 100,000 100,000 Asset-backed securities(iii) 33,092 184,177 Total non-current borrowings 5,388,395 4,613,057 Total borrowings 10,270,212 7,794,126 (i) Short-term bank loans As of June 30, 2023, the Group had short-term borrowings from banks in the PRC of RMB4,259,210 in aggregate. The effective interest rate of these borrowings was 2.75% per annum. As of December 31, 2022, the Group had short-term borrowings from banks in the PRC of RMB2,419,210 in aggregate. The effective interest rate of these borrowings was 3.53% per annum. Certain short-term bank loans were collateralized by a pledge of short-term deposits with carrying values of RMB1,010,000 as of June 30, 2023, which were classified as “Restricted short-term deposits”.

XPeng Inc. 70 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 17. Borrowings (continued) (ii) Long-term bank and other loans In May 2017, Zhaoqing XPeng obtained a facility, specified for financing the expenditures of the construction of Zhaoqing manufacturing plant, of up to RMB1,600,000 from Zhaoqing High-tech Zone Construction Investment Development Co., Ltd. (“Zhaoqing High-tech Zone”). In December 2020, RMB800,000 out of the RMB1,600,000 borrowings from Zhaoqing High-tech Zone was repaid and concurrently a borrowing equivalent to RMB800,000 was obtained from a bank in the PRC, with a maturity date from December 18, 2020 to December 17, 2028. In 2021, the principal amount of RMB700,000 out of the RMB800,000 loans from Zhaoqing High-tech Zone had been repaid before the original due date, and the remaining RMB100,000 loans will mature on January 31, 2028. Moreover, the Group received subsidies from the local government for interest expenses incurred associated with the borrowings. For the six months ended June 30, 2023 and 2022, upon the acceptance of subsidy application by the local government, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Zhaoqing manufacturing plant or to reduce the related interest expenses as incurred, if any. As a result, the balance of the loans due to Zhaoqing High-tech Zone amounted to RMB100,000 as of June 30, 2023 and December 31, 2022. The bank loans amounted to RMB780,000 and RMB784,000 as of June 30, 2023 and December 31, 2022, respectively. The effective interest rate of the loans from Zhaoqing High-tech Zone and the bank was 4.90% and 4.98% per annum as of June 30, 2023 and December 31, 2022, respectively. The principal amount of RMB8,000 and RMB8,000 of the bank loans will be due within one year and was classified to “Long-term borrowings, current portion” as of June 30, 2023 and December 31, 2022, respectively. In July 2021, Guangzhou Xiaopeng New Energy Automobile Co., Ltd. obtained a facility, specified for financing the expenditures of the construction of Guangzhou manufacturing plant, of up to RMB1,120,000 from a bank in the PRC. As of June 30, 2023 and December 31, 2022, the bank loans were RMB838,858 and RMB797,980 with an effective interest rate of 5.12% and 5.30% per annum, respectively. For the six months ended June 30, 2023 and 2022, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Guangzhou manufacturing plant or to reduce the related interest expenses as incurred, upon the acceptance of subsidy application by the local government, if any. As of June 30, 2023 and December 31, 2022, the principal amount of RMB5,000 and nil of the bank loans will be due within one year and was classified to “Long-term borrowings, current portion”, respectively. In September 2021, Wuhan Xiaopeng obtained a facility, specified for financing the expenditures of the construction of Wuhan manufacturing plant, of up to RMB3,000,000 from a syndicate of banks in the PRC. As of June 30, 2023 and December 31, 2022, the bank loans were RMB1,953,020 and RMB1,706,400 with an effective interest rate of 4.55% and 4.35% per annum, respectively. For the six months ended June 30, 2023 and 2022, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Wuhan manufacturing plant, upon the acceptance of subsidy application by the local government, if any. As of June 30, 2023 and December 31, 2022, the principal amount of RMB48,825 and nil of the bank loans will be due within one year and was classified to “Long-term borrowings, current portion”, respectively.

2 0 2 3 INTERIM REPORT 71 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 17. Borrowings (continued) (ii) Long-term bank and other loans (continued) In March 2023 and September 2022, Zhaoqing XPeng obtained facilities, specified for financing the expenditures of operations, from banks in the PRC. As of June 30, 2023 and December 31, 2022, the bank loans were RMB1,448,100 and RMB768,000 with effective interest rates of 3.27% and 3.35% per annum, respectively, among which RMB99,800 and RMB76,800 will be due within one year and were classified to “Long-term borrowings, current portion”, respectively. In September 2022, Zhaoqing Xiaopeng New Energy obtained a facility, specified for financing the expenditures of operations, from a bank in the PRC. As of June 30, 2023 and December 31, 2022, the bank loans were RMB443,650 and RMB397,000 with effective interest rates of 3.36% and 3.35% per annum, respectively, among which RMB46,700 and RMB39,700 will be due within one year and were classified to “Long-term borrowings, current portion”, respectively. Certain of the Group’s banking facilities are subject to the fulfillment of certain financial covenants, including the current ratio and liabilities to assets ratio tests, which are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. As of June 30, 2023 and December 31, 2022, none of the covenants relating to drawn down facilities had been breached. Certain long-term bank loans are collateralized by a pledge of certain buildings and land use rights in the PRC with carrying values of RMB826,438 and RMB846,854 as of June 30, 2023 and December 31, 2022, respectively. As of June 30, 2023, long-term deposit of RMB550,000 was collateralized as pledge for certain long-term bank loan, which was classified as “Restricted long-term deposits”. (iii) Asset-backed securities (“ABS”) In February and November 2022, the Group entered into asset-backed securitization arrangements with third-party financial institutions and set up two securitization vehicles to issue senior debt securities to third party investors, which are collateralized by installment payment receivables (the “transferred financial assets”). The Group also acts as a servicer to provide management, administration and collection services on the transferred financial assets and has the power to direct the activities that most significantly impact the securitization vehicles. The economic interests are retained by the Group in the form of subordinated interests as well as its obligation to absorb losses under certain circumstances. As a result, the Group consolidated the securitization vehicles. The proceeds from the issuance of debt securities are reported as securitization debt. The securities are repaid as collections on the underlying collateralized assets occur and the amounts are included in “Long-term borrowings, current portion” or “Long-term borrowings” according to the contractual maturities of the debt securities. As of June 30, 2023, the balance of current and non-current portion of the ABS are RMB414,282 and RMB33,092, respectively. As of December 31, 2022, the balance of current and non-current portion of the ABS were RMB637,359 and RMB184,177, respectively.

XPeng Inc. 72 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 17. Borrowings (continued) (iii) Asset-backed securities (“ABS”) (continued) The carrying value of the borrowings approximates its fair value as of June 30, 2023 and December 31, 2022, respectively. The interest rates under the loan agreements with the banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level II. The contractual maturities of the Group’s total borrowings were as follows: As of June 30, 2023 As of December 31, 2022 Bank loans Other loans Asset-backed securities Bank loans Other loans Asset-backed securities Within 1 year 4,467,535 — 414,282 2,543,710 — 637,359 Between 1 and 2 years 1,165,196 — 33,092 775,700 — 184,177 Between 2 and 5 years 1,658,262 100,000 — 468,247 — — Over 5 years 2,431,845 — — 3,084,933 100,000 — Total 9,722,838 100,000 447,374 6,872,590 100,000 821,536 18. Other Non-Current Liabilities Other non-current liabilities consisted of the following: As of June 30, As of December 31, 2023 2022 Debt from third party investors(i) 1,253,005 1,763,062 Warranty provisions(ii) 439,337 424,802 Government grants 266,229 318,242 Total 1,958,571 2,506,106

2 0 2 3 INTERIM REPORT 73 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 18. Other Non-Current Liabilities (continued) (i) The debt from third party investors consisted of the following three financing arrangements: 1) Financing in an amount of RMB160 million from Guangzhou GET Investment Holdings Co., Ltd. (“Guangzhou GET Investment”) In December 2020, Chengxing and Guangzhou Xiaopeng Automotive Investment Co., Ltd. (“Guangzhou Xiaopeng Investment”), subsidiaries of the Group, entered into a partnership agreement with Guangzhou GET Investment to set up a limited liability partnership entity (the “Kunpeng Chuangye LLP”) whose operating period is designed for 9 years since the date of the registration of its business license. Chengxing, Guangzhou Xiaopeng Investment and Guangzhou GET Investment subscribed for RMB200,000, RMB10 and RMB160,000 paid in capital in Kunpeng Chuangye LLP in return for 55.5540%, 0.0028% and 44.4432% of the equity interests, respectively. The consideration of RMB160 million was paid by Guangzhou GET Investment to Kunpeng Chuangye LLP in January 2021. Pursuant to the investment agreement, Guangzhou GET Investment does not have substantive participating rights in Kunpeng Chuangye LLP nor it is able to transfer their interest in Kunpeng Chuangye LLP to other third party. During the 9-year operating period of Kunpeng Chuangye LLP, Guangzhou GET Investment is only entitled to interest calculated at an interest rate of 4% per annum based on its investment amount RMB160,000 in Kunpeng Chuangye LLP. Upon liquidation, if any, at any time within 9 years or at the due date of the 9-year operating period, Guangzhou GET Investment will be entitled to and only entitled to its investment amount amounting to RMB160,000. If Kunpeng Chuangye LLP failed to pay the investment amount RMB160,000 or the interest calculated at an interest rate of 4% per annum to Guangzhou GET Investment, Chengxing, also guaranteed by Xiaopeng Technology, will be liable for the unpaid amounts. Based on these arrangements, the Group consolidates Kunpeng Chuangye LLP via its subsidiaries Chengxing and Guangzhou Xiaopeng Investment. The investment held by Guangzhou GET Investment is accounted for as a liability with interest expenses amortized through the period given the risks and rewards of owning 44.4432% of equity interests in Kunpeng Chuangye LLP have been retained by the Group and the substance of the transaction is that Guangzhou GET Investment is providing financing to the Group via Kunpeng Chuangye LLP. The interest payable for the investment by Guangzhou GET Investment was calculated at an interest rate of 4% per annum and it amounted to RMB3,033 and RMB6,233 as of June 30, 2023 and December 31, 2022, respectively. The interest of RMB12,800 and RMB6,400 was repaid to Guangzhou GET Investment by the Group as of June, 2023 and December 31, 2022, respectively.

XPeng Inc. 74 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 18. Other Non-Current Liabilities (continued) (i) The debt from third party investors consisted of the following three financing arrangements (continued): 2) Financing in an amount of RMB500 million from Guangdong Yuecai Industry Investment Fund Partnership (Limited Partnership) (“Guangdong Utrust”) Pursuant to the share purchase agreement, dated March 12, 2021, signed among Chengxing, Chengxing’s shareholders (i.e. Guangdong Xiaopeng Motors Technology Co., Ltd. and Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd., both of which are wholly owned subsidiaries of the Company) and Guangdong Utrust, Guangdong Utrust subscribed for common stock newly issued by Chengxing at a consideration of RMB500 million. Immediately after the share subscription, Guangdong Utrust began to hold 0.3067% of equity interest in Chengxing. The consideration of RMB500 million was paid by Guangdong Utrust on March 16, 2021 (“Initial Capital Injection Date of Guangdong Utrust”). Pursuant to the terms of the investment agreement, conditional upon any entity affiliated with Chengxing being granted a public offering approval by any stock exchange (“Relevant Listing Approval”) within 3 years after the Initial Capital Injection Date of Guangdong Utrust, Guangdong Utrust is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase the shares of Chengxing held by it for cash, such that it could choose to use any part of the relevant funds, subject to the consent of Guangdong Xiaopeng Motors Technology Co., Ltd., to participate in the international placing tranche of such public offering. Under the share purchase agreement, no guaranteed allocation of such public offering shares will be granted to Guangdong Utrust. The amount to be paid by Guangdong Xiaopeng Motors Technology Co., Ltd. for such purchase is to be calculated with reference to the consideration paid by Guangdong Utrust, i.e. RMB500 million and an interest at a rate of 6% or 3% per annum which may apply to the entire RMB500 million, or a portion thereof, pursuant to the terms of the share purchase agreement. Upon the third anniversary of the Initial Capital Injection Date of Guangdong Utrust, if Guangdong Utrust, Guangdong Xiaopeng Motors Technology Co., Ltd. and Chengxing fail to reach an agreement on the terms of such public offering arrangement or no relevant entity has obtained the Relevant Listing Approval, Guangdong Xiaopeng Motors Technology Co., Ltd. is entitled to request Guangdong Utrust to sell, or Guangdong Utrust is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase, the common stock in Chengxing held by Guangdong Utrust at a price of RMB500 million plus interest calculated at an interest rate of 3% per annum. In addition, pursuant to the terms of the arrangement, Guangdong Utrust does not have substantive participating rights in Chengxing. The investment by Guangdong Utrust is accounted for as a liability with interest expenses amortized through the period as the risks and rewards of owning the 0.3067% of equity interest in Chengxing have been retained by the Group and the substance of the transaction is that Guangdong Utrust is providing financing to Chengxing. On June 11, 2021, Guangdong Utrust notified Chengxing that it irrevocably undertakes not to exercise the rights under the share purchase agreement to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase the shares of Chengxing held by it in connection with the proposed listing of the Company on the Stock Exchange. The interest payable for the investment by Guangdong Utrust was calculated at an interest rate of 3% per annum and it amounted to RMB34,356 and RMB26,856 as of June 30, 2023 and December 31, 2022, respectively. As of June 30, 2023, the principal amount of RMB500,000 and interest of RMB34,356 will be due within one year and were classified to “Accruals and Other Liabilities”.

2 0 2 3 INTERIM REPORT 75 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 18. Other Non-Current Liabilities (continued) (i) The debt from third party investors consisted of the following three financing arrangements (continued): 3) Financing in an amount of RMB1,000 million from Guangzhou GET Investment Pursuant to the share purchase agreement, dated March 30, 2021, signed among Chengxing, Chengxing’s shareholders and Guangzhou GET Investment, Guangzhou GET Investment subscribed for common stock newly issued by Chengxing at a consideration of RMB1,000 million. Immediately after the share subscription, Guangzhou GET Investment began to hold 1.0640% of equity interest in Chengxing. The consideration of RMB1,000 million was paid by Guangzhou GET Investment on March 31, 2021 (“Initial Capital Injection Date of Guangzhou GET Investment”). Pursuant to the terms of the agreement, conditional upon the disclosure of any plan of any potential onshore listing by any entity affiliated with Chengxing on any stock exchange in the PRC within 5 years after the Initial Capital Injection Date of Guangzhou GET Investment, Guangzhou GET Investment is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase the shares of Chengxing held by it for cash, such that it could use the relevant funds to participate in such potential onshore public offering. Under the share purchase agreement, no guaranteed allocation of such public offering shares will be granted to Guangzhou GET Investment. The amount to be paid by Guangdong Xiaopeng Motors Technology Co., Ltd. for such purchase is to be calculated with reference to the consideration paid by Guangzhou GET Investment, i.e. RMB1,000 million and an interest at a rate of 4% or 6% per annum pursuant to the terms of the share purchase agreement. Upon the fifth anniversary of the Initial Capital Injection Date of Guangzhou GET Investment, if Guangzhou GET Investment, Guangdong Xiaopeng Motors Technology Co., Ltd. and Chengxing fail to reach an agreement on the terms of such potential onshore listing in the PRC, or such relevant entity cannot successfully become listed in the PRC, Guangdong Xiaopeng Motors Technology Co., Ltd. is entitled to request Guangzhou GET Investment to sell, or Guangzhou GET Investment is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase, the common stock in Chengxing held by Guangzhou GET Investment at a price of RMB1,000 million plus interest calculated at the rate of 4% per annum. In addition, pursuant to the terms of the arrangement, Guangzhou GET Investment does not have substantive participating rights in Chengxing. The investment by Guangzhou GET Investment is accounted for as a liability with interest expenses amortized through the period as the risks and rewards of owning the 1.0640% of equity interest in Chengxing have been retained by the Group and the substance of the transaction is that Guangzhou GET Investment is providing financing to Chengxing. The interest payable for the investment by Guangzhou GET Investment was calculated at an interest rate of 4% per annum and it amounted to RMB89,973 and RMB69,973 as of June 30, 2023 and December 31, 2022, respectively.

XPeng Inc. 76 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 18. Other Non-Current Liabilities (continued) (ii) Movement of accrued warranty is as following: For the Six Months Ended June 30, 2023 2022 Accrued warranty — beginning of the period 641,062 371,140 Warranty costs incurred (142,190) (12,133) Provision for warranty 133,710 185,404 Accrued warranty — end of the period 632,582 544,411 Less: Current portion of warranty (193,245) (172,020) Non-current portion of warranty 439,337 372,391 19. Revenues Revenues by source consisted of the following: For the Six Months Ended June 30, 2023 2022 Vehicle sales — At a point in time 7,938,304 13,937,312 Services and others — At a point in time 730,927 613,789 — Over time 426,885 340,182 Total 9,096,116 14,891,283

2 0 2 3 INTERIM REPORT 77 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 20. Deferred Revenue The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue: For the Six Months Ended June 30, 2023 2022 Deferred revenue — beginning of the period 1,083,249 897,288 Additions 8,106,575 13,643,728 Recognition (8,062,270) (13,529,517) Deferred revenue — end of the period 1,127,554 1,011,499 Less: Deferred revenue, current portion (429,348) (363,375) Deferred revenue, non-current portion 698,206 648,124 Deferred revenue represents the transaction price allocated to the performance obligations that are not yet satisfied, which primarily arises from the undelivered vehicles, charging piles, free battery charging within 4 years or 100,000 kilometers, the extended lifetime warranty, option between household charging pile and charging card, services of lifetime free battery charging in XPeng-branded charging station, lifetime warranty of battery as well as vehicle internet connection services, with unrecognized deferred revenue balance of RMB1,127,554 and RMB1,083,249 as of June 30, 2023 and December 31, 2022, respectively. The Group expects that 38% of the transaction price allocated to unsatisfied performance obligations which were accounted for as deferred revenue as of June 30, 2023 will be recognized as revenue during the period from July 1, 2023 to June 30, 2024. The remaining 62% will be substantially recognized during the period from July 1, 2024 to June 30, 2033.

XPeng Inc. 78 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 21. Ordinary Shares As of December 31, 2021, 1,302,911,192 Class A ordinary shares had been issued, out of which, 1,291,039,502 Class A ordinary shares were outstanding, and 409,846,136 Class B ordinary shares had been issued and outstanding. The Group issued 7,885,864 Class A ordinary shares for the six months ended June 30, 2022, out of which, 1,555,380 Class A ordinary shares are outstanding and transferred to employees for the vested RSUs and 6,330,484 Class A ordinary shares are treasury shares held by XPeng Inc. XPeng Inc. and XPeng Fortune Holding Limited transferred 6,181,206 Class A treasury shares to employees for the vested RSUs for the six months ended June 30, 2022, respectively. As of June 30, 2022, 1,310,797,056 Class A ordinary shares had been issued, out of which, 1,298,776,088 Class A ordinary shares were outstanding, and 409,846,136 Class B ordinary shares had been issued and outstanding. As of December 31, 2022, 1,376,693,799 Class A ordinary shares had been issued, out of which, 1,371,774,629 Class A ordinary shares were outstanding, and 348,708,257 Class B ordinary shares had been issued and outstanding. The Group issued 5,701,628 Class A ordinary shares for the six months ended June 30, 2023, out of which, 92,500 Class A ordinary shares are outstanding and transferred to employees for the vested RSUs and 5,609,128 Class A ordinary shares are treasury shares held by XPeng Inc. XPeng Inc. and XPeng Fortune Holding Limited transferred 2,808,214 Class A treasury shares to employees for the vested RSUs for the six months ended June 30, 2023, respectively. As of June 30, 2023, 1,382,395,427 Class A ordinary shares had been issued, out of which, 1,374,675,343 Class A ordinary shares were outstanding, and 348,708,257 Class B ordinary shares had been issued and outstanding.

2 0 2 3 INTERIM REPORT 79 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 22. Share-based Compensation On June 28, 2020, the board of directors of the Company approved the 2019 Equity Incentive Plan (“2019 Plan”) with 161,462,100 Class A ordinary shares reserved. Options, restricted shares, RSUs, dividend equivalents, share appreciation rights and share payments may be granted under the 2019 Plan. One RSU represents a right relating to one Class A ordinary share of the Group with a par value of US$0.00001 per share. The RSUs primarily include both service and performance conditions. For service condition, vesting schedules include: (i) 25% of the RSUs shall become vested on each anniversary of the vesting commencement date for four years thereafter; (ii) 40% of the RSUs shall become vested on the grant date and 15% of the RSUs become vested on each anniversary of the vesting commencement date for four years thereafter; (iii) 25% of the RSUs shall become vested on the first anniversary of the vesting commencement date, and the remaining 75% of the RSUs shall become vested in equal installments on each quarterly anniversary of the vesting commencement date for three years thereafter. In addition to the services condition, for the RSUs granted prior to the completion of IPO, employees are also required to provide continued service through the satisfaction of the occurrence of change of control or an IPO (“Liquidity Event”) that occurs within seven or ten years after the vesting commencement date. For performance condition of RSUs granted subsequent to the completion of the IPO, employees are required to achieve the performance targets relating to performance appraisal results as set out in the relevant award agreement over the requisite service period. The RSUs granted prior to the completion of the IPO are measured at the grant date fair value of the awards and recognized as expenses using graded vesting method, net of estimated forfeitures, if any, over the requisite service period. Subsequent to the completion of the IPO, RSUs with only service condition to employees under 2019 Plan would be vested on a straight-line basis, net of estimated forfeitures, if any, over the requisite service period. RSUs with both service and performance conditions are recognized as expenses using graded vesting method net of estimated forfeitures, if any, over the requisite service period.

XPeng Inc. 80 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 22. Share-based Compensation (continued) Activities of the Group’s RSUs for the six months ended June 30, 2023 and 2022 were as follows: Number of restricted share units Weighted average grant date fair value RMB Outstanding as of December 31, 2022(i) 35,995,906 59.72 Granted 8,631,764 32.30 Vested (2,911,166) 70.67 Forfeited (5,321,027) 56.90 Outstanding as of June 30, 2023 36,395,477 52.63 Expected to vest as of June 30, 2023 31,145,298 Number of restricted share units Weighted average grant date fair value RMB Outstanding as of December 31, 2021 33,860,228 38.75 Granted 15,606,006 101.04 Vested (7,727,514) 23.46 Forfeited (3,658,839) 81.68 Outstanding as of June 30, 2022 38,079,881 63.57 Expected to vest as of June 30, 2022 35,033,490 Share-based compensation expenses amounting to RMB259,208 and RMB409,008 were recognized for RSUs for the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023, there was RMB1,186,649 of unrecognized compensation expense relating to the RSUs. Excluding the 2022 Performance Based Award mentioned below, the expense is expected to be recognized over a weighted average period of 1.65 years. For the six months ended June 30, 2023 and 2022, nil and 9,072 RSUs with no condition were granted to the Company’s independent directors and the RSUs were vested upon granted, respectively.

2 0 2 3 INTERIM REPORT 81 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 22. Share-based Compensation (continued) (i) 2022 Performance Based Award In November 2022, the board of directors of the Company granted 8.02 million RSUs to certain employees (“2022 Award”) under 2019 Plan. The 2022 Award consists of five vesting tranches with both service and performance conditions. Such employees are required to provide continued services through the achievement of the performance conditions which were different for each vesting tranche. The Group will recognize the compensation cost when the performance conditions become probable of achievement. As of June 30, 2023, there was RMB131,349 of unrecognized compensation expenses relating to 2022 Award as it was not considered probable of achievement. For the six months ended June 30, 2023, no share-based compensation expense related to this grant was recognized. 23. Taxation Composition of income tax expenses for the periods presented are as follows: For the Six Months Ended June 30, 2023 2022 Current income tax expenses 14,374 14,159 Deferred income tax expenses — — Income tax expenses 14,374 14,159

XPeng Inc. 82 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 24. Loss Per Share Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the six months ended June 30, 2023 and 2022 as follows: For the Six Months Ended June 30, 2023 2022 Numerator: Net loss (5,141,610) (4,401,649) Net loss attributable to ordinary shareholders of XPeng Inc. (5,141,610) (4,401,649) Denominator: Weighted average number of ordinary shares outstanding — basic and diluted 1,722,728,620 1,705,649,044 Basic and diluted net loss per share attributable to ordinary shareholders of XPeng Inc. (2.98) (2.58) For the six months ended June 30, 2023 and 2022, the Company had potential ordinary shares, including non-vested RSUs granted. As the Group incurred losses for the six months ended June 30, 2023 and 2022, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested RSUs excluded from the calculation of diluted net loss per share of the Company were 38,043,781 and 41,089,760 as of June 30, 2023 and 2022, respectively.

2 0 2 3 INTERIM REPORT 83 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 25. Related parties The principal related parties with which the Group had transactions during the periods presented are as follows: Name of Entity or Individual Relationship with the Company Mr. Xiaopeng He Principal Shareholder of the Company, Chairman of the Board and Chief Executive Officer Mr. Hongdi Brian Gu Honorary Vice Chairman of the Board and President Mr. Tao He(4) Senior Vice President HT Flying Car Inc. A Company Significantly Influenced by the Principal Shareholder HT Flying Car (Hong Kong) Limited A Company Significantly Influenced by the Principal Shareholder Guangzhou Huitian Aerospace Technology Co., Ltd. (“Guangzhou Huitian”)(1) A Company Significantly Influenced by the Principal Shareholder Guangdong Huitian Aerospace Technology Co., Ltd. (“Guangdong Huitian”)(1) A Company Significantly Influenced by the Principal Shareholder Guangzhou Zhongpeng Investment and Development Co., Ltd. A Company Controlled by the Principal Shareholder Rockets Capital L.P.(2) A Partnership Significantly Influenced by the Company Dogotix(3) A Company Significantly Influenced by the Principal Shareholder Dogotix (HongKong) Limited A Company Significantly Influenced by the Principal Shareholder Shenzhen Pengxing Smart Co., Ltd (“Shenzhen Pengxing”)(3) A Company Significantly Influenced by the Principal Shareholder Shenzhen Pengxing Smart Research Co., Ltd. (“Shenzhen Pengxing Research”)(3) A Company Significantly Influenced by the Principal Shareholder Guangzhou Xuetao(4) A Company Jointly Controlled by the Senior Vice President (1) Since January 2021, Guangzhou Huitian and Guangdong Huitian were controlled by the principal shareholder. In October 2021, upon the completion of Huitian’s A round of fund raising, Guangzhou Huitian and Guangdong Huitian became significantly influenced by the principal shareholder.

XPeng Inc. 84 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 25. Related parties (continued) (2) As of June 30, 2023, the principal shareholder and the President are the shareholders of the General Partner of Rockets Capital L.P. and the President is entitled to appoint one of three directors of the General Partner. The Group, together with its related parties, can exercise significant influence over Rockets Capital L.P (Note 13(iv)). (3) Since April 2021, Dogotix, Shenzhen Pengxing and Shenzhen Pengxing Research were controlled by the principal shareholder. In July 2022, upon the completion of Dogotix’s A round of fund raising, Dogotix, Shenzhen Pengxing and Shenzhen Pengxing Research became significantly influenced by the principal shareholder. (4) Mr. Tao He joined the Company as senior vice president in January 2015 and was appointed as director in March 2020. In July 2021, he resigned from the directorship with effect from the Global Offering. Since June 2022, he established and jointly controlled Guangzhou Xuetao with 50% equity interests. (5) Major transactions with related parties: (i) Non-trade in nature For the six months ended June 30, 2023 and 2022, the interest expenses on the payable due to a company jointly controlled by the senior vice president was RMB1,201 and nil, respectively. For the six months ended June 30, 2023 and 2022, a debt investment was disposed of to a partnership significantly influenced by the Company amounted to nil and RMB100,000, respectively (Note(13)(iii)). (ii) Trade in nature For the six months ended June 30, 2023 and 2022, the operation support service provided to companies controlled by the principal shareholder amounted to nil and RMB31,293, respectively. For the six months ended June 30, 2023 and 2022, the operation support service provided to companies significantly influenced by the principal shareholder amounted to RMB5,545 and RMB6,061, respectively. For the six months ended June 30, 2023 and 2022, the rental income from a company controlled by the principal shareholder amounted to nil and RMB55, respectively. For the six months ended June 30, 2023, the purchase of fixed assets, the purchase of services, the rental income and the sales income from the companies significantly influenced by the principal shareholder amounted to nil, RMB293, RMB143 and RMB485, respectively. For the six months ended June 30, 2022, the purchase of fixed assets, the purchase of services, the rental income and the sales income from the companies significantly influenced by the principal shareholder amounted to RMB698, RMB153, RMB104 and nil, respectively.

2 0 2 3 INTERIM REPORT 85 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 25. Related parties (continued) (6) Amounts due from related parties: As of December 31, 2022, amounts due from related parties represents the receivables for operation support service and sales of goods amounting to RMB44,755 and RMB2,369, respectively, to the companies significantly influenced by the principal shareholder. As of June 30, 2023, amounts due from related parties represents the receivables for operation support service and sales of goods amounting to RMB23,123 and RMB2,439, respectively, to the companies significantly influenced by the principal shareholder. (7) Amounts due to related parties: As of December 31, 2022, amounts due to related parties represents: (i) the payables for assets purchased amounting to RMB978 to the companies significantly influenced by the principal shareholder, and (ii) the payable due to a company jointly controlled by the senior vice president amounting to RMB28,470, and (iii) the payable for investment amounting to RMB61,663 to a partnership significantly influenced by the Company, which was subsequently paid in January 2023. As of June 30, 2023, amounts due to related parties represents: (i) the payables for assets purchased amounting to RMB785 to the companies significantly influenced by the principal shareholder, and (ii) the payable due to a company jointly controlled by the senior vice president amounted to RMB29,671, and (iii) the advances from the companies significantly influenced by the principal shareholder amounted to RMB12. (8) As of June 30, 2023, there was an investment commitment of RMB615,446 to a partnership significantly influenced by the Company (Note 26(a)).

XPeng Inc. 86 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 25. Related parties (continued) (9) Key management compensation Compensation of key management personnel of the Group for the six months ended June 30, 2023 and 2022 were as follows: For the Six Months Ended June 30, 2023 2022 Basic salaries, housing fund, allowances and benefits in kind 75,439 120,779 Employer’s contributions to a retirement benefit scheme 179 278 Discretionary bonuses 3,542 3,528 Total 79,160 124,585 26. Commitments and Contingencies (a) Capital commitments Capital expenditures contracted for at the balance sheet dates but not recognized in the unaudited condensed consolidated financial statements are as follows: As of June 30, As of December 31, 2023 2022 Property, plant and equipment 1,171,174 1,721,666 Investments 615,446 658,160 Total 1,786,620 2,379,826

2 0 2 3 INTERIM REPORT 87 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 26. Commitments and Contingencies (continued) (b) Purchase commitments Purchase expenditures contracted for at the balance sheet dates but not recognized in the unaudited condensed consolidated financial statements are as follows: As of June 30, As of December 31, 2023 2022 Purchase commitments on purchase of raw materials 2,458,495 2,046,326 27. Subsequent events (1) On July 26, 2023, the Company and the Volkswagen Group (“Volkswagen”) entered into a share purchase agreement for a strategic minority investment by Volkswagen. Under the share purchase agreement, the Company will issue Class A ordinary shares that equal to the lower of (i) 4.99% of its total share number as of five business days prior to the closing date and (ii) 94,666,666 to the Volkswagen Group at US$7.5 per share. (2) Issuance of Auto Leasing Asset-backed Note (“ABN”). In August 2023, the Company, through its wholly owned subsidiary, completed the launch of ABN amounting to RMB975,000 by issuing senior debt note to investors.

XPeng Inc. 88 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 28. Reconciliation between U.S. GAAP and International Financial Reporting Standards The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). The main reconciling items include issuance costs, onerous contract, operating leases, share-based compensation, warranty provisions, and investments measured at fair value. The following table sets forth the effects of material differences prepared under U.S. GAAP and IFRS: For the Six Months Ended June 30 2023 2022 RMB RMB Reconciliation of net loss attributable to the Company in the unaudited condensed consolidated statement of comprehensive loss Net loss attributable to the Company in the unaudited condensed consolidated statement of comprehensive loss as reported under U.S. GAAP (5,141,610) (4,401,649) IFRS adjustments: Onerous contract (Note(a)) — 5,983 Operating leases (Note(b)) (17,802) (14,990) Share-based compensation (Note(c)) 9,072 (265,748) Warranty provisions (Note(d)) 24 11,460 Investments measured at fair value (Note(e)) (110) 93,933 Net loss attributable to the Company in the unaudited condensed consolidated statement of comprehensive loss as reported under IFRS (5,150,426) (4,571,011)

2023 INTERIM REPORT 89

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

28. Reconciliation between U.S. GAAP and International Financial Reporting Standards (continued)

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
Reconciliation of total shareholders' equity in the unaudited condensed consolidated balance sheet		
Total shareholders' equity as reported under U.S. GAAP	**32,672,963**	36,910,665
IFRS adjustments:		
Onerous contract (Note(a))	**(3,674)**	(3,674)
Operating leases (Note(b))	**(95,282)**	(77,480)
Warranty provisions (Note(d))	**44,749**	44,725
Investments measured at fair value (Note(e))	**(10,863)**	(10,753)
Total shareholders' equity as reported under IFRS	**32,607,893**	36,863,483

(a) Onerous contract

In the third quarter of 2019, due to the upgrade of the G3 2019 to G3 2020, the Group voluntarily offered a customer upgrade program to all owners of G3 2019 model which was disclosed in Note 2(n). The additional promises included in the customer upgrade program for G3 2019 customers resulted in the Company incurring additional costs to fulfill the related additional promises upon the modification of the contracts with the customers. Such incremental costs exceeds the economic benefits expected to be received under the contract. Consequently the upgrade program resulted in an "onerous contract" situation.

Under U.S. GAAP, there is no general guidance available for the recognition of onerous contract except for certain types of contracts or industry-specific arrangements. None of which is considered applicable to the Company's situation above. Under IFRS, provisions are recognized when a contract becomes onerous, which occurs when the unavoidable costs of meeting the obligation(s) under a contract exceed the economic benefits to be received.

Accordingly, the reconciliation includes an onerous contract cost difference of nil and RMB5,983 reversed in the unaudited condensed consolidated statement of comprehensive loss for each of the six months ended June 30, 2023 and 2022. The amounts represent the net losses incurred by the Group as a result of the onerous contract aforementioned above when it first offered the upgrade program to its G3 customers during the year ended December 31, 2019 and the reversal of such losses as the onerous contract provision was fully utilized as of December 31, 2022. The reconciliation also includes a difference of onerous contract provision made of RMB3,674 and RMB3,674 as of June 30, 2023 and December 31, 2022, respectively.

XPeng Inc. 90 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 28. Reconciliation between U.S. GAAP and International Financial Reporting Standards (continued) (b) Operating leases For operating leases under U.S. GAAP, the subsequent measurement of the lease liability is based on the present value of the remaining lease payments using the discount rate determined at lease commencement, while the right-of-use asset is remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under U.S. GAAP results in straight line expense being incurred over the lease term, as opposed IFRS which generally yields a “front-loaded” expense with more expense recognized in earlier years of the lease. Accordingly, the reconciliation includes an expenses difference recognized in the unaudited condensed consolidated statement of comprehensive loss of RMB17,802 and RMB14,990 for the six months ended June 30, 2023 and 2022, respectively. The reconciliation also includes a difference in total shareholders’ equity of RMB95,282 and RMB77,480 as of June 30, 2023 and December 31, 2022, respectively. (c) Share-based compensation Subsequent to the completion of the IPO, the Group granted RSUs with service condition only to certain employees. The share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. While under IFRS, the graded vesting method must be applied. Accordingly, the reconciliation includes an expense reversal of RMB9,072 and an expense recognition of RMB265,748 in the unaudited condensed consolidated statement of comprehensive loss for the six months ended June 30, 2023 and 2022, respectively. (d) Warranty provisions Under U.S. GAAP, the amount of the warranty provisions is not required to be discounted. While under IFRS, it requires that the amount of warranty provisions be the present value of the expenditure expected to be required to settle the obligation. Accordingly, the reconciliation includes an cost of sales recognition difference in the unaudited condensed consolidated statement of comprehensive loss of RMB24 and RMB11,460 for the six months ended June 30, 2023 and 2022 in relation to the warranty cost. The reconciliation also includes a difference in total shareholders’ equity of RMB44,749 and RMB44,725 as of June 30, 2023 and December 31, 2022, respectively.

2 0 2 3 INTERIM REPORT 91 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 28. Reconciliation between U.S. GAAP and International Financial Reporting Standards (continued) (e) Investments measured at fair value Under U.S. GAAP, the Group elected to record equity investments without readily determinable fair values using the measurement alternative at cost, less impairment, adjusted for subsequent observable price changes on a non-recurring basis, and report the changes in the carrying value of the equity investments in current earnings. Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Accordingly, the reconciliation includes a fair value loss of RMB110 and a fair value gain of RMB93,933 on these investments in the unaudited condensed consolidated statement of comprehensive loss for the six months ended June 30, 2023 and 2022, respectively. The reconciliation also includes a difference in total shareholders’ equity of RMB10,863 and RMB10,753 as of June 30, 2023 and December 31, 2022, respectively.

General Information 92 XPeng Inc. (1) DIVIDENDS The Board did not recommend the distribution of any interim dividend for the six months ended June 30, 2023. (2) PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES On February 6, 2023, the Company issued 40,890 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan. On March 1, 2023, the Company issued 123,750 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan. On March 22, 2023, the Company issued 934,286 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan. On May 31, 2023, the Company issued 92,500 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan. On June 27, 2023, the Company issued 4,510,202 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan. Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities during the Reporting Period. (3) INTERESTS AND/OR SHORT POSITIONS OF DIRECTORS AND CHIEF EXECUTIVE IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ITS ASSOCIATED CORPORATIONS As of June 30, 2023, the interests and/or short positions (as applicable) of our Directors and chief executive in the shares, underlying shares and debentures of our Company and its associated corporations, within the meaning of Part XV of the SFO, which were required to be notified to our Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and/or short positions (as applicable) which he/she was taken or

2023 INTERIM REPORT 93
General Information

deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, as recorded in the register referred to therein, or which were required to be notified to our Company and the Stock Exchange pursuant to the Model Code, were as follows:

(A) Interests in the shares of the Company

Name of Director	Nature of interest	Relevant entity	Number and class of shares[1]	Long position/ Short position	Approximate percentage of interest of each class of shares in the Company[1]
Xiaopeng He	Interest in controlled corporation	Simplicity Holding Limited	327,708,257 Class B ordinary shares	Long position	94.0%
	Interest in controlled corporation	Respect Holding Limited	21,000,000 Class B ordinary shares	Long position	6.0%
	Founder of a discretionary trust	N/A	4,400,000 Class A ordinary shares	Long position	0.3%
Donghao Yang	Beneficial owner[2]	N/A	27,216 Class A ordinary shares	Long position	0.0%
Fang Qu	Beneficial owner[3]	N/A	11,550 Class A ordinary shares	Long position	0.0%

Note:

(1) As of June 30, 2023, the Company had 1,731,103,684 issued and outstanding share capital in total, comprising 1,382,395,427 Class A ordinary shares (including 4,513,240 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan) and 348,708,257 Class B ordinary shares.

(2) As of June 30, 2023, Mr. Donghao Yang beneficially held 18,144 Class A ordinary shares, and he was interested in 9,072 Class A ordinary shares underlying 9,072 RSUs granted to him under the 2019 Equity Incentive Plan.

(3) As of June 30, 2023, Ms. Fang Qu beneficially held 3,850 Class A ordinary shares, and she was interested in 7,700 Class A ordinary shares underlying 7,700 RSUs granted to her under the 2019 Equity Incentive Plan.

94 XPeng Inc. General Information (B) Interests in shares of associated corporations Associated Corporation Name of Director Nature of interest Approximate percentage of shareholding Guangzhou Yidian Smart Mobility Technology Co., Ltd. Xiaopeng He Beneficial Interest 40% Save as disclosed above, as of June 30, 2023, so far as was known to any Director or the chief executive of the Company, none of the Directors or chief executive of the Company or their respective close associates had any interests or short/long positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

2023 INTERIM REPORT 95

General Information

(4) INTERESTS AND/OR SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As of June 30, 2023, so far as was known to the Directors or chief executive of the Company, the following persons (other than the Directors or chief executive of the Company) had the following interests and/or short positions in the Shares or underlying Shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept pursuant to Section 336 of the SFO:

Name of Shareholder	Capacity/ Nature of Interest	Number of Shares[1]	Long position/ Short position	Approximate % of Shareholding in Respective Class of Share of the Company[1]
Class A ordinary shares				
Taobao China Holding Limited ("**Taobao China**")[2]	Beneficial interest	191,918,464	Long position	13.9%
Taobao Holding Limited[2]	Interest in controlled corporations	191,918,464	Long position	13.9%
Alibaba Group Holding Limited[2]	Interest in controlled corporations	191,918,464	Long position	13.9%
Pacific Rays Limited[3]	Beneficial interest	68,950,175	Long position	5.0%
Shanghai Keji Enterprise Management Partnership (LLP)[3]	Interest in controlled corporations	68,950,175	Long position	5.0%
Tianjin Hexie Qingyu Investment Management Partnership (LLP)[3]	Interest in controlled corporations	68,950,175	Long position	5.0%
Xizang Qingyu Enterprise Management Co., Ltd. (previously known as Xizang Qingyu Venture Capital Management Co., Ltd.)[3]	Interest in controlled corporations	68,950,175	Long position	5.0%
Tianjin Aiqi Honghai Haihe Smart Travel Equity Investment Fund Partnership (Limited Partnership)[3]	Interest in controlled corporations	68,950,175	Long position	5.0%
Tianjin Haoshu Yuanfang Enterprise Management Center (Limited Partnership)[3]	Interest in controlled corporations	68,950,175	Long position	5.0%
Xizang Aiqihuide Venture Capital Management Co., Ltd.[3]	Interest in controlled corporations	68,950,175	Long position	5.0%
JPMorgan Chase & Co.[4]	Interest in controlled corporations	70,756,691	Long position	5.1%
		58,580,390	Short position	4.2%
	Investment manager	2,387,558	Long position	0.2%
	Person having a security interest in shares	627,422	Long position	0.0%
	Trustee	3,892	Long position	0.0%
	Approved lending agent	9,253,809	Long position	0.7%
Morgan Stanley[5]	Interest in controlled corporations	81,522,795	Long position	5.9%
		57,333,314	Short position	4.1%

96 XPeng Inc.

General Information

Name of Shareholder	Capacity/ Nature of Interest	Number of Shares[1]	Long position/ Short position	Approximate % of Shareholding in Respective Class of Share of the Company[1]
Class B ordinary shares				
Simplicity Holding Limited[6]	Beneficial interest	327,708,257	Long position	94.0%
Respect Holding Limited[6]	Beneficial interest	21,000,000	Long position	6.0%
Binghe Galaxy Limited[6]	Interest in controlled corporations	348,708,257	Long position	100.0%
Trident Trust Company (HK) Limited[7]	Trustee	348,708,257	Long position	100.0%

Notes:

(1) As of June 30, 2023, the Company had 1,731,103,684 issued and outstanding share capital in total, comprising 1,382,395,427 Class A ordinary shares (including 4,513,240 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan) and 348,708,257 Class B ordinary shares.

(2) As of June 30, 2023, Taobao China holds 191,918,464 Class A ordinary shares. Taobao China is wholly owned by Taobao Holding Limited, which is in turn wholly owned by Alibaba Group Holding Limited. Under the SFO, Taobao Holding Limited and Alibaba Group Holding Limited are deemed to be interested in the Shares held by Taobao China.

(3) Pacific Rays Limited is wholly owned by Shanghai Keji Enterprise Management Partnership (LLP), which is 99.99% owned by Tianjin Haoshu Yuanfang Enterprise Management Center (Limited Partnership), and Tianjin Haoshu Yuanfang Enterprise Management Center (Limited Partnership) is 99.99% owned by Tianjin Aiqi Honghai Haihe Smart Travel Equity Investment Fund Partnership (Limited Partnership) whose general partner is Tianjin Hexie Qingyu Investment Management Partnership (LLP). Tianjin Hexie Qingyu Investment Management Partnership (LLP) is in turn 50% controlled by Xizang Qingyu Enterprise Management Co., Ltd., and 50% controlled by Xizang Aiqihuide Venture Capital Management Co., Ltd.

(4) As of June 30, 2023, JPMorgan Chase & Co. had long position of 83,029,372 Class A ordinary shares (including lending pool of 9,253,809 Class A ordinary shares) and short position of 58,580,390 Class A ordinary shares through its various subsidiaries or entities controlled by it.

(5) As of June 30, 2023, Morgan Stanley had long position of 81,522,795 Class A ordinary shares and short position of 57,333,314 Class A ordinary shares through its various subsidiaries or entities controlled by it.

(6) Simplicity Holding Limited and Respect Holding Limited are both wholly owned by Mr. Xiaopeng He (being the settlor) through Binghe Galaxy Limited under The Binghe Trust.

(7) Trident Trust Company (HK) Limited was the trustee with respect to The Binghe Trust, which was interested in 348,708,257 Class B ordinary shares, and therefore Trident Trust Company (HK) Limited was deemed to be interested in all such Shares.

97 2 0 2 3 INTERIM REPORT General Information Save as disclosed herein, there is no other person known to the Directors or chief executive of the Company who, as of June 30, 2023, had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 under Part XV of the SFO or who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company. (5) MODEL CODE FOR SECURITIES TRANSACTIONS The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules as its code of conduct regarding directors’ securities transactions. Having made specific enquiries to all of the Directors, all Directors confirmed that they have fully complied with all relevant requirements set out in the Model Code during the Reporting Period. (6) COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the “CG Code”) contained in Appendix 14 to the Listing Rules. Pursuant to code provision C.2.1 of part 2 of the CG Code as set out in Appendix 14 to the Listing Rules, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate role for chairman and chief executive officer and Mr. Xiaopeng He currently performs these two roles. The Board believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. Other than the above, the Company has complied with the code provisions set out in part 2 of the CG Code during the Reporting Period.

98 XPeng Inc. General Information (7) DISCLOSURE OF CHANGES IN DIRECTORS’ AND CHIEF EXECUTIVE’S INFORMATION PURSUANT TO RULE 13.51B(1) OF THE LISTING RULES Upon specific inquiry by the Company, except as disclosed hereunder, there is no change in information for any of the Directors or chief executive which would require disclosure pursuant to Rule 13.51B(1) of the Listing Rules during the Reporting Period and up to the Latest Practicable Date. Mr. Qin Liu retired as a non-executive Director upon conclusion of the annual general meeting of the Company on June 20, 2023. Mr. Donghao Yang has been appointed as an independent director of Qingmu Digital Technology Co.,Ltd. (), a company listed on the ChiNext Market of Shenzhen Stock Exchange (stock code: 301110), since July 5, 2023. Dr. HongJiang Zhang resigned as the chairman of the board of Beijing Academy of Artificial Intelligence in July 2023. (8) USE OF NON-GAAP FINANCIAL MEASURES The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. The table below sets forth certain information in relation to the unaudited interim reconciliations of GAAP and Non-GAAP results.

99 2 0 2 3 INTERIM REPORT General Information UNAUDITED INTERIM RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data) For the Six Months Ended June 30, 2023 RMB 2022 RMB Loss from operations (5,675,560) (4,011,249) Share-based compensation expenses 259,208 409,008 Non-GAAP loss from operations (5,416,352) (3,602,241) Net loss (5,141,610) (4,401,649) Share-based compensation expenses 259,208 409,008 Non-GAAP net loss (4,882,402) (3,992,641) Net loss attributable to ordinary shareholders (5,141,610) (4,401,649) Share-based compensation expenses 259,208 409,008 Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc. (4,882,402) (3,992,641) Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share Basic and diluted 1,722,728,620 1,705,649,044 Non-GAAP net loss per ordinary share Basic and diluted (2.83) (2.34) Weighted average number of ADS used in calculating Non-GAAP net loss per share Basic and diluted 861,364,310 852,824,522 Non-GAAP net loss per ADS Basic and diluted (5.67) (4.68)

100 XPeng Inc. General Information (9) REVIEW OF INTERIM REPORT BY THE AUDIT COMMITTEE OF THE COMPANY The Audit Committee of the Company comprises Mr. Donghao Yang (chairman), Mr. Ji-Xun Foo and Mr. HongJiang Zhang. Mr. Donghao Yang and Mr. HongJiang Zhang are both independent non-executive Directors. The Audit Committee of the Company has reviewed the unaudited interim results and the interim report of the Group for the six months ended June 30, 2023. (10) REVIEW OF INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS The interim unaudited condensed consolidated financial statements, including reconciliation between U.S. GAAP and International Financial Reporting Standards, of the Group for the six months ended June 30, 2023 have been reviewed by the auditor of the Company, PricewaterhouseCoopers, in accordance with Hong Kong Standard on Review Engagements 2410 — “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants for the Hong Kong filing. The interim unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2023 have also been reviewed by the Audit Committee of the Company. (11) WEIGHTED VOTING RIGHTS The Company is controlled through weighted voting rights. Each Class A ordinary share has one vote per share and each Class B ordinary share has 10 votes per share except with respect to resolutions regarding a limited number of Reserved Matters, where each Share has one vote. The Company’s WVR Structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This allows the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who controls the Company with a view to its long-term prospects and strategy. Shareholders and prospective investors are advised to be aware of the potential risks of investing in companies with WVR Structures, in particular that interests of the WVR Beneficiary may not necessarily always be aligned with those of the Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of the Company and the outcome of Shareholders’ resolutions, irrespective of how other Shareholders vote. Shareholders and prospective investors should make the decision to invest in the Company only after due and careful consideration.

2023 INTERIM REPORT 101

General Information

The table below sets out the ownership and voting rights held by the WVR Beneficiary as of the Latest Practicable Date:

WVR Beneficiary	Class of Shares	Number of Shares	Percentage of voting rights (other than with respect to Reserved Matters)
Mr. Xiaopeng He[1]	Class A ordinary shares	4,400,000	0.1%
	Class B ordinary shares	348,708,257	71.6%

Notes:

(1) Representing (i) 4,400,000 Class A ordinary shares represented by ADSs and (ii) 327,708,257 Class B ordinary shares and 21,000,000 Class B ordinary shares held through Simplicity Holding Limited and Respect Holding Limited, both of which are wholly-owned by Mr. Xiaopeng He.

Class B ordinary shares may be converted into Class A ordinary shares on a one-to-one ratio. As of the Latest Practicable Date, upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, the Company will issue 348,708,257 Class A ordinary shares, representing approximately 25.2% of the total number of issued Class A ordinary shares (including 5,812 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan) as of the Latest Practicable Date.

The weighted voting rights attached to our Class B ordinary shares will cease when no WVR Beneficiary has beneficial ownership of any of our Class B ordinary shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i) upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii) when the holders of Class B ordinary shares have transferred to another person of the beneficial ownership of, or economic interest in, all of the Class B ordinary shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii) where a vehicle holding Class B ordinary shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv) when all of the Class B ordinary shares have been converted to Class A ordinary shares.

102 XPeng Inc. General Information (12) CORPORATE GOVERNANCE COMMITTEE The Corporate Governance Committee consists of three members, namely Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang, all of whom are independent non-executive Directors. Mr. Donghao Yang is the chairman of the Corporate Governance Committee. The charter of the Corporate Governance Committee is of no less exacting terms than those set out in the CG Code and is in compliance with Rule 8A.30 of the Listing Rules. The primary duties of the Corporate Governance Committee are to ensure that the Company is operated and managed for the benefit of all Shareholders and to ensure the Company’s compliance with the Listing Rules and safeguards relating to the weighted voting rights structure of the Company. The following matters are a summary of the work performed by the Corporate Governance Committee during the six months ended June 30, 2023. 1) reviewed and monitored the Company’s policies and practices on compliance with legal and regulatory requirements; 2) reviewed the Company’s compliance with the CG Code and the deviations from code provision C.2.1 of the CG Code and the Company’s disclosure for compliance with Chapter 8A of the Listing Rules; 3) reviewed and monitored the training and continuous professional development of Directors and senior management of the Company; 4) reviewed and monitored the code of conduct and compliance manual applicable to Directors and employees of the Company; 5) reviewed the remuneration and terms of engagement of the compliance adviser of the Company; 6) reviewed and monitored the management of conflicts of interests between the Company, a subsidiary of the Company and/or Shareholders (considered as a group) on one hand and the WVR Beneficiary on the other; 7) reviewed and monitored all risks related to the WVR Structure, including connected transactions between the Group/Shareholders on one hand and the WVR Beneficiary on the other; 8) reviewed and discussed matters related to the proposed re-election of the retiring Directors at the annual general meeting of the Company; 9) sought to ensure effective and on-going communication between the Company and its Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules; and 10) reported on the work of the Corporate Governance Committee covering all areas of its charter.

2023 INTERIM REPORT 103

General Information

(13) 2019 EQUITY INCENTIVE PLAN

The Company currently has only one long term incentive plan, which is the 2019 Equity Incentive Plan. The 2019 Equity Incentive Plan was first adopted by the Board on June 28, 2020 and was further amended and restated in June 2021. The purpose of the 2019 Equity Incentive Plan is to enable the Company to attract and retain the services of directors and employees considered essential to the success of the Company and relevant member of the Group by providing additional incentives to promote the success of the Group as a whole.

The Company renewed on January 1, 2021 the maximum number of RSUs which may granted under the 2019 Equity Incentive Plan to 63,192,227, which represented 4% of the total shares of the Company outstanding on December 31, 2020 and equal number of underlying Class A ordinary shares.

Details of the Outstanding RSUs Granted under the 2019 Equity Incentive Plan

The Company has only granted RSUs under the 2019 Equity Incentive Plan. As of June 30, 2023, the aggregate number of Class A ordinary shares subject to the outstanding RSUs granted under the 2019 Equity Incentive Plan amounted to 29,818,390, representing approximately 1.72% of the total issued and outstanding Shares of the Company as of June 30, 2023.

The table set out below shows the details of the outstanding RSUs granted under the 2019 Equity Incentive Plan during the Reporting Period, except for which, no RSUs had been granted to the (i) Directors, chief executive or substantial shareholders of the Company, or their respective associates; or (ii) participant with options and awards granted and to be granted in excess of the 1% individual limit; or (iii) related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of Shares in issue, during the Reporting Period.

Grantees	Number of RSUs unvested as of January 1, 2023	Number of RSUs granted during the Reporting Period	Number of RSUs vested during the Reporting Period	Number of RSUs lapsed during the Reporting Period	Number of RSUs cancelled during the Reporting Period	Number of RSUs unvested as of June 30, 2023	Purchase price of RSUs granted
Directors							
Donghao Yang	9,072[1][6][7]	0	0[4]	0	0	9,072[1][6][7]	nil
Fang Qu	7,700[1][6][7]	0	0[4]	0	0	7,700[1][6][7]	nil
Employees and other grantees[5]	**27,992,554[2][6][7]**	**8,537,146[3][6][7][8]**	**2,911,166[4]**	**3,816,916**	**0**	**29,801,618[2][6][7]**	**nil**
Total	**28,009,326**	**8,537,146**	**2,911,166**	**3,816,916**	**0**	**29,818,390**	**nil**

Notes:

(1) The grant date of the RSUs unvested as of January 1, 2023 was June 16, 2021. The grant date of the RSUs unvested as of June 30, 2023 was June 16, 2021.

(2) The grant dates of the RSUs unvested as of January 1, 2023 were from April 1, 2019 to December 28, 2022. The grant date of the RSUs unvested as of June 30, 2023 were from July 1, 2019 to April 21, 2023.

(3) The grant dates were from January 18, 2023 to April 21, 2023. The closing prices of the Class A ordinary shares immediately before the dates of

104 XPeng Inc. General Information grants were from HK$37.4 to HK$40.15. Please see Notes 2(t) and 22 to the unaudited condensed consolidated financial statements for details on the fair value, accounting standard and policy adopted for the calculation of the fair value of the underlying Class A ordinary shares. (4) The weighted average closing price of the Class A ordinary shares immediately before the dates on which the RSUs were vested were from HK$38.35 to HK$43.75. (5) Other grantees were former employees. (6) The exercise period of the RSUs granted shall commence from the date on which the relevant RSUs become vested and ended on the date the grantees are terminated for cause, subject to the terms of the 2019 Equity Incentive Plan and the award agreement signed by the grantees. (7) The vesting schedules under the 2019 Equity Incentive Plan include: (i) 25% of the RSUs shall become service-vested on each of the annual anniversary of the vesting commencement date for a period of four (4) years after the grant; (ii) 25% of the RSUs shall become service-vested on the first anniversary of the vesting commencement date, and the remaining 75% of RSUs shall become service-vested in equal installments on each quarterly anniversary of the vesting commencement date for a period of three (3) years thereafter; and (iii) nil, nil, 50% and 50% of the RSUs shall become service-vested on each of the annual anniversary of the vesting commencement date for a period of four (4) years after the grant. (8) The vesting of RSUs granted to one senior management member during the Reporting Period are subject to the achievement of certain performance targets relating to performance appraisal results as set out in the relevant award agreements entered into between such senior management member and the Company. For details, please refer to the announcement of the Company dated March 24, 2023. As at the beginning of the Reporting Period, 44,912,253 RSUs (representing equal number of underlying Class A ordinary shares) may be further granted under the 2019 Equity Incentive Plan. As at the end of the Reporting Period, 40,192,023 RSUs (representing equal number of underlying Class A ordinary shares) may be further granted under the 2019 Equity Incentive Plan. The number of Class A ordinary shares that may be issued in respect of RSUs granted (excluding the RSUs lapsed and cancelled during the Reporting Period) under the 2019 Equity Incentive Plan during the Reporting Period divided by the weighted average number of Class A ordinary shares in issue for the six months ended June 30, 2023 was 0.62%. (14) IMPORTANT EVENTS AFTER THE REPORTING PERIOD Save as disclosed in this report, no important events affecting the Group occurred since June 30, 2023 and up to the Latest Practicable Date. (15) SUFFICIENCY OF PUBLIC FLOAT Based on the information publicly available to the Company and to the knowledge of the Directors of the Company, from the Listing Date to the Latest Practicable Date, the Company has maintained sufficient public float as required by the Listing Rules.

105 2 0 2 3 INTERIM REPORT General Information (16) FUND RAISING ACTIVITIES (a) Listing on the NYSE and Follow-on Offering (i) Listing on the NYSE In August 2020, the Company completed the initial public offering and was listed on the NYSE (the “Listing on the NYSE”) in which it offered and sold an aggregate 114,693,333 ADSs, representing 229,386,666 Class A ordinary shares with the offer price of US$15.00 per ADS, raising a total of US$1,655.7 million in net proceeds after deducting underwriting discounts commissions and expenses. The net proceeds from the Listing on the NYSE have been and will be utilized in accordance with the purposes set out in the prospectus disclosed on the website of the SEC dated August 28, 2020 as follows: • 50% of the net proceeds for research and development of our Smart EVs and technologies; • 30% of the net proceeds for selling and marketing and expansion of sales channels; and • 20% of the net proceeds for general corporate purposes, including working capital needs. There has been no change in the intended use of net proceeds disclosed as above, and the Company had fully utilized the net proceeds in accordance with such intended purposes depending on actual business needs. (ii) Net proceeds from Follow-on Offering In December 2020, the Company completed its follow-on public offering on the NYSE (the “Follow-on Offering”) in which the Company offered and sold an aggregate 55,200,000 ADSs, representing 110,400,000 Class A ordinary shares with the offer price of US$45.00 per ADS, raising a total of US$2,444.9 million in net proceeds after deducting underwriting discounts, commissions and expenses. The net proceeds from the Follow-on Offering will be utilized in accordance with the purposes set out in the prospectus disclosed on the website of the SEC dated December 10, 2020. as follows: • 30% of the net proceeds for research and development of our Smart EVs and software, hardware and data technologies; • 30% of the net proceeds for sales and marketing and expansion of sales and service channels and super charging network, as well as the expansion of our footprints in the international markets; • 20% of the net proceeds for potential strategic investments in core technologies of Smart EV; and • 20% of the net proceeds for general corporate purposes, including working capital needs.

106 XPeng Inc. General Information As of December 31, 2022, approximately US$3,842 million of the net proceeds from the Listing on the NYSE and Follow-on Offering were utilized in accordance with the intended purposes and the remaining net proceeds of approximately US$259 million have been brought forward. For the six months ended June 30, 2023, approximately US$259 million of the net proceeds have been used for the intended purposes. Accordingly, as of June 30, 2023, the Company had fully utilized the net proceeds from the Listing on the NYSE and Follow-on Offering in accordance with the aforementioned intended purposes. (b) Initial Public Offering on the Hong Kong Stock Exchange On July 7, 2021, the Company successfully listed its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange. The Company issued a total of 97,083,300 Class A ordinary shares with the offer price of HK$165.00 per share (exclusive of brokerage of 1%, SFC transaction levy of 0.0027% and Stock Exchange trading fee of 0.005%) in the Global Offering. Net proceeds from the Global Offering, after deducting underwriting discounts and commissions, including the partial exercise of the over-allotment option, were approximately HK$15,823 million. As of the Latest Practicable Date, there has been no change in the intended use of net proceeds as disclosed in Prospectus. The Company expects to fully utilize the remaining amount of the net proceeds in accordance with such intended purposes within two years. As of June 30, 2023, the Group had utilized the net proceeds from the Global Offering as set out in the table below: % of use of proceed Net proceeds Unutilized amount as at December 31, 2022 Utilized amount for the six months ended June 30, 2023 Unutilized amount as at June 30, 2023 (HK$ million) (HK$ million) (HK$ million) (HK$ million) Research and development of developing software technology 15% 2,373.5 2,373.5 1,131.8 1,241.6 Research and development of new models and improving hardware technology 20% 3,164.6 3,164.6 1,153.2 2,011.4 Research and development of other technology investments 10% 1,582.3 1,582.3 539.4 1,042.9 Enhancement for brand recognition through the following marketing strategies in order to promote the sale of our Smart EVs 10% 1,582.3 1,582.3 333.5 1,248.8

107 2 0 2 3 INTERIM REPORT General Information % of use of proceed Net proceeds Unutilized amount as at December 31, 2022 Utilized amount for the six months ended June 30, 2023 Unutilized amount as at June 30, 2023 (HK$ million) (HK$ million) (HK$ million) (HK$ million) Broadening of sales, services, and super charging network, as well as to improve the skills and service quality of our sales and marketing personnel with better customer services 20% 3,164.6 3,164.6 248.6 2,916.0 Strategic building and expansion of presence in international markets, starting with certain European markets. Specifically, (a) open sales stores in select countries to enhance brand recognition and improve customer reach internationally; and (b) enhance marketing efforts to promote our brand and develop potential customer base 5% 791.2 791.2 55.0 736.2 Enhancement of production capability, including expansion of capacity, upgrade of manufacturing facilities and development of manufacturing technologies 10% 1,582.3 1,582.3 1,180.3 402.0 Working capital and other general corporate purposes to support our business operation and growth in the next 12 months 10% 1,582.3 1,582.3 — 1,582.3 Total 100% 15,823.0 15,823.0 4,641.8 11,181.2

108 XPeng Inc. General Information (17) APPRECIATION The Group would like to express its appreciation to all the staff for their outstanding contribution towards the Group’s development. The Board wishes to sincerely thank the management for their dedication and diligence, which are the key factors for the Group to continue its success in the future. Also, the Group wishes to extend its gratitude for the continued support from its shareholders, customers, and business partners. The Group will continue to deliver sustainable business development, so as to create more values for all its shareholders. (18) SAFE HARBOR STATEMENT This interim report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forwardlooking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturer, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this report is as of the Latest Practicable Date, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

2023 INTERIM REPORT 109

Corporate Information

DIRECTORS

Executive Director
Xiaopeng He (何小鵬) *(Chairman of the Board and Chief Executive Officer)*

Non-Executive Directors
Yingjie Chen (陳英傑)
Ji-Xun Foo (符績勳)
Fei Yang (楊飛)

Independent Non-Executive Directors
Donghao Yang (楊東皓)
Fang Qu (瞿芳)
HongJiang Zhang (張宏江)

AUDIT COMMITTEE

Donghao Yang (楊東皓) *(Chairperson)*
Ji-Xun Foo (符績勳)
HongJiang Zhang (張宏江)

COMPENSATION COMMITTEE

Fang Qu (瞿芳) *(Chairperson)*
Xiaopeng He (何小鵬)
HongJiang Zhang (張宏江)

NOMINATION COMMITTEE

HongJiang Zhang (張宏江) *(Chairperson)*
Xiaopeng He (何小鵬)
Fang Qu (瞿芳)

CORPORATE GOVERNANCE COMMITTEE

Donghao Yang (楊東皓) *(Chairperson)*
Fang Qu (瞿芳)
HongJiang Zhang (張宏江)

JOINT COMPANY SECRETARIES

Yeqing Zheng (鄭葉青)
Ming Wai Mok (莫明慧) *(Fellow of the Hong Kong Chartered Governance Institute and the Chartered Governance Institute in the United Kingdom)*

AUTHORISED REPRESENTATIVES

Xiaopeng He (何小鵬)
Yeqing Zheng (鄭葉青)

CORPORATE HEADQUARTERS

No. 8 Songgang Road
Changxing Street, Cencun
Tianhe District
Guangzhou
PRC

REGISTERED OFFICE IN CAYMAN ISLANDS

Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
P.O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

110 XPeng Inc. Corporate Information PRINCIPAL PLACE OF BUSINESS IN HONG KONG Suite 3911, 39/F Jardine House 1 Connaught Place Central Hong Kong PRINCIPAL SHARE REGISTRAR Harneys Fiduciary (Cayman) Limited 4th Floor, Harbour Place 103 South Church Street P.O. Box 10240 Grand Cayman KY1-1002 Cayman Islands HONG KONG BRANCH SHARE REGISTRAR Tricor Investor Services Limited 17/F, Far East Finance Centre 16 Harcourt Road Hong Kong COMPLIANCE ADVISER Guotai Junan Capital Limited 27/F, Low Block, Grand Millennium Plaza 181 Queen’s Road Central Hong Kong AUDITOR AND REPORTING ACCOUNTANTS PricewaterhouseCoopers Certified Public Accountants Registered Public Interest Entity Auditor 22/F, Prince’s Building Central Hong Kong LEGAL ADVISERS TO THE COMPANY As to Hong Kong laws: Freshfields Bruckhaus Deringer 55th Floor, One Island East Taikoo Place Quarry Bay Hong Kong As to US laws: Sullivan & Cromwell (Hong Kong) LLP 20/F, Alexandra House, 18 Chater Road, Central, Hong Kong As to PRC laws: Fangda Partners 27/F North Tower Beijing Kerry Centre 1 Guanghua Road Chaoyang District Beijing PRC As to Cayman Islands laws: Harney Westwood & Riegels 3501 The Center 99 Queen’s Road Central Central Hong Kong STOCK SHORT NAME XPENG — W STOCK EXCHANGE STOCK CODE 9868 NYSE SYMBOL XPEV COMPANY WEBSITE www.xiaopeng.com

Definitions 111 2 0 2 3 INTERIM REPORT In this interim report, the following expressions have the meanings set out below unless the context requires otherwise. “2019 Equity Incentive Plan” the equity incentive plan approved and adopted in June 2020, as amended and restated in August 2020 and June 2021 “ADSs” American depositary shares, each of which represents two Class A ordinary shares “Articles of Association” the articles of association of our Company adopted on August 20, 2020, as amended and restated in June 2023 and as amended from time to time “Board” the board of Directors of the Company “Class A ordinary shares” Class A ordinary shares of the share capital of the Company with a par value of US$0.00001 each, conferring a holder of a Class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company “Class B ordinary shares” Class B ordinary shares of the share capital of the Company with a par value of US$0.00001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Listing Rules that the Reserved Matters shall be voted on a one vote per share basis “Company”, “our Company”, “the Company” or “XPeng” or “XPENG” XPeng Inc., a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability, the Class A ordinary shares of which are listed on the Main Board of the Hong Kong Stock Exchange and the ADSs of which are listed on NYSE “Director(s)” the director(s) of the Company

112 XPeng Inc. Definitions “Global Offering” the global offering comprises the Hong Kong public offering of 4,250,000 Class A ordinary shares as well as the international offering of 80,750,000 Class A ordinary shares initially available for subscription and 12,083,300 Class A ordinary shares pursuant to the partial exercise of the over-allotment option “Group”, “the Group”, “our Group”, “we”, “our” or “us” the Company and its subsidiaries and consolidated variable interest entities from time to time or, where the context so requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time “HK$” or “Hong Kong dollars” Hong Kong dollars, the lawful currency of Hong Kong “Hong Kong” the Hong Kong Special Administrative Region of the PRC “Hong Kong Stock Exchange” or “Stock Exchange” The Stock Exchange of Hong Kong Limited “IFRS” International Financial Reporting Standards, amendments and interpretations issued by the International Accounting Standards Board “Latest Practicable Date” September 19, 2023, being the latest practicable date for ascertaining the contents set out in this report “Listing on the Hong Kong Stock Exchange” the listing of the Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange “Listing Rules” the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited “Memorandum” or “Memorandum of Association” our memorandum of association (as amended from time to time), the current form of which was adopted on August 20, 2020 and amended and restated in June 2023 “Model Code” the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules

113 2 0 2 3 INTERIM REPORT Definitions “NYSE” New York Stock Exchange “PRC”, “China” or “Mainland China” the People’s Republic of China, but for the purposes of this interim report only, except where the context requires, references in this interim report to PRC, China or Mainland China exclude Hong Kong, Macau and Taiwan “Prospectus” the prospectus of the Company published on the website of the Hong Kong Stock Exchange on June 25, 2021 “Reporting Period” the six months ended June 30, 2023 “Reserved Matters” those matters resolutions with respect to which each Share is entitled to one vote at general meetings of our Company pursuant to Rule 8A.24 of the Listing Rules, being: (i) any amendment to the Memorandum and Articles of Association, (ii) the variation of the rights attached to any class of Shares, (iii) the appointment or removal of an independent non-executive Director, (iv) the appointment or removal of the Company’s auditors, and (v) the voluntary winding-up of our Company “RMB” Renminbi, the lawful currency of the PRC “RSU(s)” restricted share units “SEC” the Securities and Exchange Commission of the United States “SFC” the Securities and Futures Commission of Hong Kong “SFO” the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time “Share(s)” the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires “Shareholder(s)” holder(s) of Shares and, where the context requires, ADSs “substantial shareholder(s)” has the meaning ascribed to it under the Listing Rules “U.S.” or “United States” the United States of America, its territories and possessions, any state of the United States and the District of Columbia

114 XPeng Inc. Definitions “U.S. GAAP” accounting principles generally accepted in the United States “US$” U.S. Dollars, the lawful currency of the U.S. “WVR Beneficiary” has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Xiaopeng He, being the holder of the Class B ordinary shares upon Listing on the Hong Kong Stock Exchange, entitling him to weighted voting rights ”WVR Structure” has the meaning ascribed to it under the Listing Rules In this interim report, if there is any inconsistency between the Chinese names of the entities, authorities, organisations, institutions or enterprises established in China or the awards or certificate given in China and their English translations, the Chinese version shall prevail.